Goldman Sachs Funds

VALUE EQUITY FUNDS

Semiannual Report February 28, 2002

Long-term capital appreciation

potential through portfolios

of quality businesses that

are believed to be undervalued.



Market Review

Dear Shareholder:

During the six-month reporting period, stocks around the world exhibited surprising resiliency. Despite a weak economy, falling corporate profits, accounting concerns, and the September 11 terrorist attacks, the equity markets in both the United States and abroad only fell slightly.

Economic Review

Throughout much of the period covered by this report, the U.S. economy was in the midst of a mild recession. While it was initially assumed that this was triggered by the September 11 terrorist attacks, economic data pointed to the contraction beginning in March 2001. To stimulate the economy, the Federal Reserve Board (the "Fed") lowered its federal funds rate (the rate U.S. banks charge each other for overnight loans) a record 11 times during 2001, including 4 times following the attacks.

As we write this letter, there is mounting evidence that an economic recovery is taking place. The U.S. gross domestic product (GDP) registered a gain in the fourth quarter of 2001, aided by a rise in consumer and government spending. As such, the Fed chose not to lower interest rates during its January 2002 meeting, and on March 7, Federal Reserve Board Chairman Alan Greenspan stated that "the evidence increasingly suggests that an economic expansion is already well underway." In particular, manufacturing, consumer spending, and personal income have risen in recent weeks.

Market Review

Despite the uncertainties around the globe, the U.S. equity market performed relatively well during the reporting period, with the S&P 500 Index falling only 1.67%. It was generally believed that the equity markets would experience a prolonged decline following the events of September 11. However, after an initial plunge in share prices, stocks rallied strongly, as investors anticipated a rebound in the global economies. During the fourth quarter of 2001, the S&P 500 Index gained 10.69%, the Russell 2000 Index of small-cap stocks jumped 21.09%, and the technology-laden NASDAQ Composite Index surged 30.13% — its second best quarter since its inception in 1971.

The markets gave back some of these gains during the first two months of 2002. This was largely due to concerns regarding the scope of accounting irregularities following the bankruptcies of Enron and Global Crossing and mixed signals on the economic front. However, in recent weeks investors have responded positively to signs that the economic recovery may occur sooner rather than later, which could lead to a rebound in corporate profits as the year progresses.

As always, we appreciate your confidence and look forward to serving your investment needs in the future.

Sincerely,

David W. Blood
Head, Goldman Sachs Asset Management

March 18, 2002

What Differentiates Goldman Sachs' Value Equity Investment Process?

Through independent fundamental research, Goldman Sachs' Value Equity Team seeks to identify and invest in quality businesses that are selling at compelling valuations.

GOLDMAN SACHS' VALUE EQUITY INVESTMENT PROCESS



1 EMPHASIZE FIRSTHAND FUNDAMENTAL RESEARCH

At the heart of our value investment philosophy is a belief in the rigorous analysis of business fundamentals. Our approach includes:

- Meetings with management teams and on-site company visits
- Industry-specific, proprietary financial and valuation models
- Assessment of management quality
- Analysis of each company's competitive position and industry dynamics
- Interviews with competitors, suppliers and customers

2 BUY WELL-POSITIONED BUSINESSES

We only buy companies with sustainable operating advantages. For us, this means companies that:

- Offer above-average returns on capital and discretionary cash flow
- Operate in niche areas or have strong franchises with economies of scale
- Have management acting in alignment with shareholder interests

3 BUY BUSINESSES THAT REPRESENT VALUE

We only buy companies that represent value opportunities. For us, this means companies that:

- Are underpriced in the public markets relative to their long-term cash generation capability
- Offer attractive long-term risk/reward profiles

RESULT

Value portfolios that offer:

- Capital appreciation potential as each company's true value is recognized in the marketplace
- Capitalization-specific diversification
- Style consistency

Large Cap Value Fund

as of February 28, 2002

Assets Under Management

$298.0 Million

Number of Holdings

93

NASDAQ SYMBOLS

Class A Shares

GSLAX

Class B Shares

GSVBX

Class C Shares

GSVCX

Institutional Shares

GSLIX

Service Shares

GSVSX

PERFORMANCE REVIEW

September 1, 2001–February 28, 2002	Fund Total Return (based on NAV)[1]	Russell 1000 Value Index[2]
Class A	−0.17%	−0.79%
Class B	−0.50	−0.79
Class C	−0.50	−0.79
Institutional	−0.11	−0.79
Service	−0.02	−0.79

[1] Total return figures represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The net asset value represents the net assets of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The unmanaged Russell 1000 Value Index (with dividends reinvested) is a market capitalization weighted index of the 1,000 largest U.S. companies with lower price-to-book ratios and lower forecasted growth values. The Index figures do not reflect any deduction of fees, expenses or taxes. In addition, investors cannot invest directly in the Index.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 12/31/01	Class A	Class B	Class C	Institutional	Service
One Year	−10.66%	−10.84%	−7.09%	−5.00%	−5.39%
Since Inception (12/15/99)	−0.75	−0.27	1.20	2.36	2.01

[3] The Standardized Total Returns are average annual total returns or cumulative total returns (only if the performance period is one year or less) as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

TOP 10 HOLDINGS AS OF 2/28/02

Holding	% of Total Net Assets	Line of Business
Exxon Mobil Corp.	4.6%	Energy Resources
Citigroup, Inc.	4.1	Banks
SBC Communications, Inc.	2.3	Telephone
Bank of America Corp.	2.3	Banks
ChevronTexaco Corp.	2.1	Energy Resources
Merck & Co., Inc.	2.0	Drugs
XL Capital Ltd.	2.0	Property Insurance
Federal Home Loan Mortgage Corp.	2.0	Financial Services
Philip Morris Companies, Inc.	1.9	Tobacco
Kimberly-Clark Corp.	1.5	Home Products

The top 10 holdings may not be representative of the Fund's future investments.

Large Cap Value Fund

Dear Shareholder:

We are pleased to report on the performance of the Goldman Sachs Large Cap Value Fund for the six-month period that ended February 28, 2002.

Performance Review

Over the six-month period that ended February 28, 2002, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of –0.17%, –0.50%, –0.50%, 0.11%, and –0.02%, respectively. These returns compare to the –0.79% cumulative total return of the Fund's benchmark, the Russell 1000 Value Index.

The past six months can be characterized by a lack of visibility and decreasing clarity in the equity markets. Corporate leaders have had a difficult time estimating how their businesses will perform this year. In the wake of Enron, investor scrutiny of corporate accounting practices has discredited financial engineering, devastated certain companies, and put a damper on the outlook for others. At the same time, the U.S. economy has shown signs of recovery. During this turbulent period, value stocks as a whole outperformed their growth counterparts and the broad market. The Russell 1000 Value Index returned –0.79% compared with a –2.41% return for the Russell 1000 Growth Index and –1.67% for the S&P 500 Index.

Portfolio Composition

Our quality bias has served us well in this uncertain, turbulent environment. Our research-driven approach focuses on large-cap companies with financial strength, meaning strong balance sheets and the ability to generate excess cash flow. This emphasis has provided a foundation for underlying stock prices and has frequently led us to companies that were well positioned in their respective industries.

Portfolio Highlights

In times when the market lacks visibility, it is important to know what you own. In-depth financial analysis and understanding the numbers is absolutely essential in this environment. Throughout the period, our research helped us avoid investing in high profile failures. When looking at how our portfolios are positioned, a few consistent themes are prevalent — our emphasis on cash flow and balance sheet strength, as well as on managements that have experience in running businesses in difficult environments. Listed below are several notable performers held by the Fund during the period.

- **Circuit City Stores, Inc.** — Circuit City was the Fund's top performer during the period. Its valuation relative to its peers became very attractive late in the third quarter of 2001 and our detailed analysis of their credit card business, coupled with the strength of their management, found it to be less risky than most investors had anticipated. The company has experienced strong sales in electronics and improved same-store comparisons. We have subsequently sold the stock as its valuation level exceeded our targets.

- **RenaissanceRe Holdings Ltd.** — With its strong capital base, we believe RenaissanceRe is well positioned to benefit from the upward pricing trend in the property/causality reinsurance industry. Management is well regarded for being disciplined underwriters and it has sustained very high returns over the company's six-year public history.

- **Deere & Company** — Deere is the world's largest producer of farm tractors and combines. We believe Deere is poised to continue building on the performance exhibited during the period. Crop prices are beginning to trend higher and farmers are in better financial condition than in previous months. The management at Deere has worked diligently to reduce the cyclical nature of the company's business through the development of after-market and peripheral businesses. Deere has also been improving its working capital programs to generate excess cash flow, which should position the company to benefit as the agriculture cycle beings to pick up.

Portfolio Outlook

We believe that equities should benefit from the current low interest rates and energy price environment, and from the tremendous amount of financial liquidity that exists in the markets today. However, there still remain many sources of hidden potential earnings disappointments, such as rising insurance costs, pension funding issues, and asbestos liability. As money managers, we believe that an intensive research-based approach is critical to understanding the fundamentals of a company and assessing the risk/reward profile of potential investments. By doing our homework and seeking to invest in quality companies selling at valuations generally below industry averages, we feel that we are well equipped to avoid potential "torpedoes" that could affect our portfolio holdings.

As always, we appreciate your investment and look forward to earning your continued confidence in the years to come.

Goldman Sachs Large Cap Value Investment Team

New York, March 18, 2002

Growth and Income Fund

as of February 28, 2002

Assets Under Management

$462.9 Million

Number of Holdings

92

NASDAQ SYMBOLS

Class A Shares

GSGRX

Class B Shares

GSGBX

Class C Shares

GSGCX

Institutional Shares

GSIIX

Service Shares

GSGSX

PERFORMANCE REVIEW

September 1, 2001–February 28, 2002	Fund Total Return (based on NAV)[1]	S&P 500 Index[2]
Class A	1.12%	−1.67%
Class B	0.73	−1.67
Class C	0.73	−1.67
Institutional	1.31	−1.67
Service	1.07	−1.67

[1] Total return figures represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The net asset value represents the net assets of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The S&P 500 Index is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes. In addition, investors cannot invest directly in the Index.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 12/31/01	Class A	Class B	Class C	Institutional	Service
One Year	−14.81%	−15.01%	−11.41%	−9.49%	−9.96%
Five Years	0.40	0.41	N/A	2.00	1.48[4]
Since Inception	7.84 (2/5/93)	3.41 (5/1/96)	−4.50 (8/15/97)	4.51 (6/3/96)	8.48[4] (2/5/93)

[3] The Standardized Total Returns are average annual total returns or cumulative total returns (only if the performance period is one year or less) as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

[4] Performance data for Service shares prior to 3/6/96 is that of Class A Shares (excluding the impact of front-end sales charges applicable to Class A Shares since Service Shares are not subject to any sales charges). Performance of Class A Shares of the Growth and Income Fund reflects the expenses applicable to the Fund's Class A Shares. The fees applicable to Services Shares are different from those applicable to Class A Shares which impact performance ratings and rankings for a class of shares.

TOP 10 HOLDINGS AS OF 2/28/02

Holding	% of Total Net Assets	Line of Business
Exxon Mobil Corp.	3.6%	Energy Resources
Citigroup, Inc.	3.2	Banks
ChevronTexaco Corp.	3.0	Energy Resources
Bank of America Corp.	2.8	Banks
Merck & Co., Inc.	2.6	Drugs
Philip Morris Companies, Inc.	2.4	Tobacco
ConAgra Foods, Inc.	2.4	Food and Beverage
SBC Communications, Inc.	2.3	Telephone
XL Capital Ltd.	2.3	Property Insurance
Kimberly-Clark Corp.	2.2	Home Products

The top 10 holdings may not be representative of the Fund's future investments.

Growth and Income Fund

Dear Shareholder:

We are pleased to report on the performance of the Goldman Sachs Growth and Income Fund for the six-month period that ended February 28, 2002.

Performance Review

Over the six-month period that ended February 28, 2002, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 1.12%, 0.73%, 0.73%, 1.31%, and 1.07%, respectively. These returns compare favorably to the –1.67% cumulative total return of the Fund's benchmark, the S&P 500 Index.

The past six months can be characterized by a lack of visibility and decreasing clarity in the equity markets. Corporate leaders have had a difficult time estimating how their businesses will perform this year. In the wake of Enron, investor scrutiny of corporate accounting practices has discredited financial engineering, devastated certain companies, and put a damper on the outlook for others. At the same time, the U.S. economy is showing signs of recovery. During this turbulent period, value stocks as a whole outperformed their growth counterparts and the broad market. The Russell 1000 Value Index returned –0.79% compared with a –2.41% return for the Russell 1000 Growth Index and –1.67% for the S&P 500 Index.

Portfolio Composition

Our quality bias has served us well in this uncertain, turbulent period. Our research-driven approach focuses on large-cap companies with financial strength, meaning strong balance sheets and the ability to generate excess cash flow. This emphasis has provided a foundation for underlying stock prices and has frequently led us to companies that were well positioned in their respective industries.

Portfolio Highlights

- **XL Capital Ltd.** — XL Capital, a property casualty insurance company, was a strong performer for the Fund during the reporting period. The company has benefited by being one of the few reinsurers that was well positioned to benefit from the upturn in rates that occurred in early 2002. In addition, its management has an excellent record of capital allocation, exercising discipline and focus in acquisitions, and repurchasing shares aggressively and opportunistically. Share ownership by management is an important characteristic we look for when choosing companies for the Fund.

- **Philip Morris Companies, Inc.** — Philip Morris, a global product leader, was another top contributor in the portfolio. The stock has performed well due to strong sales growth within its product mix. The company's significant volumes generate manufacturing and marketing efficiencies. Thus, the business is very profitable and generates a large amount of free cash flow thanks to low capital requirements. We believe Philip Morris has significant opportunities to grow market share internationally in developed markets and to expand into developing markets as well.

■ **Accenture Ltd.** — Accenture is a premier provider of management and technology consulting services and solutions. We believe its management has the ability to navigate through a difficult technology environment for a number of reasons. First, the company benefits from a strong customer base, which it can leverage into larger and more annuity-like outsourcing businesses. Second, it has a depth and breadth of services that provide scale, help reduce risk, and limit its dependence on new software integration.

Portfolio Outlook

We believe that equities should benefit from the current low interest rates and energy price environment, and from the tremendous amount of financial liquidity that exists in the markets today. However, there still remain many sources of hidden potential earnings disappointments, such as rising insurance costs, pension funding issues, and asbestos liability. As money managers, we believe that an intensive research-based approach is critical to understanding the fundamentals of a company and assessing the risk/reward profile of potential investments. By doing our homework and seeking to invest in quality companies selling at valuations generally below industry averages, we feel that we are well equipped to avoid potential "torpedoes" that could affect our portfolio holdings.

As always, we appreciate your investment and look forward to earning your continued confidence in the years to come.

Goldman Sachs Value Investment Team

New York, March 18, 2002

Mid Cap Value Fund

as of February 28, 2002

Assets Under Management

$578.7 Million

Number of Holdings

103

NASDAQ SYMBOLS

Class A Shares

GCMAX

Class B Shares

GCMBX

Class C Shares

GCMCX

Institutional Shares

GSMCX

Service Shares

GSMSX

PERFORMANCE REVIEW

September 1, 2001–February 28, 2002	Fund Total Return (based on NAV)[1]	Russell MidCap Value Index[2]
Class A	5.30%	4.03%
Class B	4.89	4.03
Class C	4.88	4.03
Institutional	5.47	4.03
Service	5.27	4.03

[1] *Total return figures represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The net asset value represents the net assets of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.*

[2] *The Russell MidCap Value Index is an unmanaged index of common stock prices that measures the performance of those Russell Midcap companies with lower price-to-book ratios and lower forecasted growth values. The Index figures do not reflect the deduction for fees, expenses or taxes. In addition, investors cannot invest directly in the Index.*

STANDARDIZED TOTAL RETURNS[3]

For the period ended 12/31/01	Class A	Class B	Class C	Institutional	Service
One Year	5/76%	5.96%	10.06%	12.38%	11.83%
Five Years	N/A	N/A	N/A	13.75	N/A
Since Inception	6.71 (8/15/97)	6.86 (8/15/97)	7.34 (8/15/97)	14.80 (8/1/95)	8.52 (7/18/97)

[3] *The Standardized Total Returns are average annual total returns or cumulative total returns (only if the performance period is one year or less) as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.*

TOP 10 HOLDINGS AS OF 2/28/02

Holding	% of Total Net Assets	Line of Business
Supervalu, Inc.	2.5%	Food and Beverage
Pioneer Natural Resources Co.	2.3	Energy Resources
Ocean Energy, Inc.	2.0	Energy Resources
Energy East Corp.	2.0	Electrical Utilities
FirstEnergy Corp.	2.0	Electrical Utilities
Old Republic International Corp.	1.9	Property Insurance
Aon Corp.	1.8	Property Insurance
ConAgra, Inc.	1.7	Food and Beverage
KeyCorp	1.7	Banks
Comerica Incorporated	1.7	Banks

The top 10 holdings may not be representative of the Fund's future investments.

Mid Cap Value Fund

Dear Shareholder:

We are pleased to report on the performance of the Goldman Sachs Mid Cap Value Fund for the six-month period that ended February 28, 2002.

Performance Review

Over the six-month period that ended February 28, 2002, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 5.30%, 4.89%, 4.88%, 5.47%, and 5.27%, respectively. These returns compare favorably to the 4.03% cumulative total return of the Fund's benchmark, the Russell MidCap Value Index.

The past six months can be characterized by a lack of visibility and decreasing clarity in the equity markets. Corporate leaders have had a difficult time estimating how their businesses will perform this year. In the wake of Enron, investor scrutiny of corporate accounting practices has discredited financial engineering, devastated certain companies, and put a damper on the outlook for others. At the same time, the U.S. economy is showing signs of recovery. During this turbulent period, value stocks as a whole outperformed their growth counterparts and the broad market. The Russell 1000 Value Index returned –0.79% compared with a –2.41% return for the Russell 1000 Growth Index and –1.67% for the S&P 500 Index.

Portfolio Composition

Throughout the reporting period, our research-driven approach continued to focus on mid-cap companies with financial strength. This was exemplified by firms having strong balance sheets and the ability to generate excess cash flow. This strategy provided a foundation for underlying stock prices and frequently led us to companies that were well positioned in their respective industries.

Portfolio Highlights

- **Harrah's Entertainment, Inc.** — Harrah's, a leading consumer marketing company in the gaming industry, was a top contributor to performance during the period. The company has benefited despite weaker consumer spending, thanks to its diverse market presence. Harrah's exists in markets other than the traditional gambling market, which has allowed it to capitalize on a larger consumer base than its competitors.

- **CBRL Group, Inc.** — CBRL Group, the owner and operator of the Cracker Barrel Country Store chain, has seen continued sales growth and strong same-store sales after a better-than- expected holiday season. Cracker Barrel is an example of a stock that had been strongly undervalued relative to its peers, and the markets are finally recognizing its intrinsic worth. We also view the management at CBRL Group as being committed to improving the operating income margins at the company.

■ **FirstEnergy Corp.** — In the utility sector, our focus on companies like FirstEnergy, which has had strong current cash flow, has proved to be well founded in this time of market uncertainty. Furthermore, FirstEnergy's recent merger with GPU, a utility service provider, has provided the company with beneficial synergies.

Portfolio Outlook

We believe that equities should benefit from the current low interest rates and energy price environment, and from the tremendous amount of financial liquidity that exists in the markets today. However, there still remain many sources of hidden potential earnings disappointments, such as rising insurance costs, pension funding issues, and asbestos liability. As money managers, we believe that an intensive research-based approach is critical to understanding the fundamentals of a company and assessing the risk/reward profile of potential investments. By doing our homework and seeking to invest in quality companies selling at valuations generally below industry averages, we feel that we are well equipped to avoid potential "torpedoes" that could affect our portfolio holdings.

As always, we appreciate your investment and look forward to earning your continued confidence in the years to come.

Goldman Sachs Mid Cap Value Investment Team

New York, March 18, 2002

Small Cap Value Fund

as of February 28, 2002

Assets Under Management

$489.1 Million

Number of Holdings

141

NASDAQ SYMBOLS

Class A Shares

GSSMX

Class B Shares

GSQBX

Class C Shares

GSSCX

Institutional Shares

GSSIX

Service Shares

GSSSX

PERFORMANCE REVIEW

September 1, 2001–February 28, 2002	Fund Total Return (based on NAV)[1]	Russell 2000 Value Index[2]
Class A	5.64%	5.86%
Class B	5.19	5.86
Class C	4.93	5.86
Institutional	5.87	5.86
Service	5.57	5.86

[1] Total return figures represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The net asset value represents the net assets of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The Russell 2000 Value Index is an unmanaged index of common stock prices that measures the performance of those Russell 2000 companies with lower forecasted growth values. The Index figures do not reflect any deduction for fees, expenses or taxes. In addition, investors cannot invest directly in the Index.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 12/31/01	Class A	Class B	Class C	Institutional	Service
One Year	14.03%	14.68%	18.45%	21.16%	20.62%
Five Years	9.78	9.86	N/A	N/A	10.94[4]
Since Inception	11.45 (10/22/92)	9.48 (5/1/96)	7.00 (8/15/97)	8.28 (8/15/97)	12.08[4] (10/22/92)

[3] The Standardized Total Returns are average annual total returns or cumulative total returns (only if the performance period is one year or less) as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

[4] Performance data for Service Shares prior to 8/15/97 is that of the Class A Shares (excluding the impact of the front-end sales charge applicable to Class A Shares since Service Shares are not subject to any sales charges). Performance of Class A Shares of the Small Cap Value Fund reflects the expenses applicable to the Fund's Class A Shares. The fees applicable to Service Shares are different from those applicable to Class A Shares which impact performance ratings and rankings for a class of shares.

TOP 10 HOLDINGS AS OF 2/28/02

Holding	% of Total Net Assets	Line of Business
Charming Shoppes, Inc.	1.8%	Clothing
Zenith National Insurance Corp.	1.7	Property Insurance
Commercial Metals Co.	1.5	Mining
Pacific Century Financial Corp.	1.5	Banks
ADVO, Inc.	1.4	Publishing
Sierra Pacific Resources	1.4	Electrical Utilities
AGCO Corp.	1.4	Heavy Machinery
ShopKo Stores, Inc.	1.4	Department Store
Pier 1 Imports, Inc.	1.4	Specialty Retail
Washington Federal, Inc.	1.4	Thrifts

The top 10 holdings may not be representative of the Fund's future investments.

Small Cap Value Fund

Dear Shareholder:

We are pleased to report on the performance of the Goldman Sachs Small Cap Value Fund for the six-month period that ended February 28, 2002.

Performance Review

Over the six-month period that ended February 28, 2002, the Fund's Class A, B, C, Institutional, and Service shares generated cumulative total returns, without sales charges, of 5.64%, 5.19%, 4.93%, 5.87%, and 5.57%, respectively. These returns compare to the 5.86% cumulative total return of the Fund's benchmark, the Russell 2000 Value Index.

The past six months can be characterized by a lack of visibility and decreasing clarity in the equity markets. Corporate leaders have had a difficult time estimating how their businesses will perform this year. In the wake of Enron, investor scrutiny of corporate accounting practices has discredited financial engineering, devastated certain companies, and put a damper on the outlook for others. At the same time, the U.S. economy is showing signs of recovery. During this turbulent period, value stocks as a whole outperformed their growth counterparts and the broad market. The Russell 1000 Value Index returned –0.79% compared with a –2.41% return for the Russell 1000 Growth Index and –1.67% for the S&P 500 Index.

Portfolio Composition

Throughout the reporting period, our research-driven approach continued to focus on small-cap companies with financial strength. This was exemplified by firms having strong balance sheets and the ability to generate excess cash flow. This strategy provided a foundation for underlying stock prices and frequently led us to companies that were well positioned in their respective industries.

Portfolio Highlights

■ **AGCO Corporation** — AGCO Corporation, a manufacturer and distributor of agriculture equipment, was the Fund's top contributor during the reporting period. AGCO has benefited from the beginnings of an upturn in crop prices, which is helping to lead to an improvement in farmers' financial condition. Also, the firm's management is committed to reducing costs and focusing on improving customer service.

■ **Pier 1 Imports, Inc. and Urban Outfitters, Inc.** — Strong stock selection in Consumer Cyclicals helped it to be a top contributing sector for the Fund. Holdings such as Pier 1 Imports and Urban Outfitters were examples of stocks in this area that enhanced results. Pier 1, a specialty retailer and Urban Outfitters, a general merchandise retailer and clothing wholesaler, both saw stronger-than- expected same-store sales. In addition, Pier 1 continues to benefit from well-managed expenses, and the management team at Urban Outfitters is dedicated to margin improvement.

■ **Hutchinson Technology, Inc.** — Hutchinson Technology, a supplier of suspension assemblies, also enhanced results during the period. The company has performed well due to strong product innovation and an increased demand for its products. At the same time, management has been able to improve profitability.

Portfolio Outlook

We believe that equities should benefit from the current low interest rates and energy price environment, and from the tremendous amount of financial liquidity that exists in the markets today. However, there still remain many sources of hidden potential earnings disappointments, such as rising insurance costs, pension funding issues, and asbestos liability. As money managers, we believe that an intensive research-based approach is critical to understanding the fundamentals of a company and assessing the risk/reward profile of potential investments. By doing our homework and seeking to invest in quality companies selling at valuations generally below industry averages, we feel that we are well equipped to avoid potential "torpedoes" that could affect our portfolio holdings.

As always, we appreciate your investment and look forward to earning your continued confidence in the years to come.

Goldman Sachs Small Cap Value Investment Team

New York, March 18, 2002

Performance Summary

February 28, 2002 (Unaudited)

The following graph shows the value, as of February 28, 2002, of a $10,000 investment made on December 15, 1999 (commencement of operations) in Institutional Shares at NAV of the Goldman Sachs Large Cap Value Fund. For comparative purposes, the performance of the Fund's benchmark, the Russell 1000 Value Index with dividends reinvested, is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class A, Class B, Class C and Service Shares may vary from the Institutional Shares due to differences in fees and loads.

Large Cap Value Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested December 15, 1999 to February 28, 2002.



Average Annual Total Return through February 28, 2002	Since Inception	One Year	Six Months[a]
Class A (commenced December 15, 1999)			
Excluding sales charges	1.11%	–3.48%	–0.17%
Including sales charges	–1.44%	–8.75%	–5.62%
Class B (commenced December 15, 1999)			
Excluding contingent deferred sales charges	0.34%	4.10%	–0.50%
Including contingent deferred sales charges	–1.03%	–8.90%	–5.47%
Class C (commenced December 15, 1999)			
Excluding contingent deferred sales charges	0.31%	–4.10%	–0.50%
Including contingent deferred sales charges	0.31%	–5.06%	–1.49%
Institutional Class (commenced December 15, 1999)	1.47%	–3.01%	0.11%
Service Class (commenced December 15, 1999)	1.15%	–3.24%	–0.02%

(a) Not annualized.

Statement of Investments

February 28, 2002 (Unaudited)

Shares	Description	Value
Common Stocks – 90.7%		
Airlines – 1.1%		
153,505	Southwest Airlines Co.	$ 3,240,491
Alcohol – 1.1%		
64,943	Anheuser-Busch Companies, Inc.	3,302,352
Apartment – 1.4%		
47,600	Avalonbay Communities, Inc.	2,196,264
74,850	Equity Residential Properties Trust	2,017,207
		4,213,471
Apparel – 0.5%		
45,200	Jones Apparel Group, Inc.*	1,611,832
Banks – 14.5%		
106,560	Bank of America Corp.	6,814,512
60,962	Bank One Corp.	2,184,878
271,667	Citigroup, Inc.	12,292,932
129,104	J.P. Morgan Chase & Co.	3,776,292
26,255	M&T Bank Corp.	2,008,507
33,451	Mellon Financial Corp.	1,204,236
57,404	PNC Financial Services Group	3,153,776
123,332	U.S. Bancorp.	2,571,472
85,100	Wachovia Corp.	2,827,873
87,917	Wells Fargo & Co.	4,123,307
34,123	Wilmington Trust Corp.	2,238,128
		43,195,913
Brokers – 1.1%		
65,651	Merrill Lynch & Co., Inc.	3,147,965
Chemical – 0.6%		
40,500	E.I. du Pont de Nemours & Co.	1,897,020
Computer Software – 1.4%		
28,610	International Business Machines, Inc.	2,807,213
21,903	Microsoft Corp.*	1,277,821
		4,085,034
Defense/Aerospace – 1.9%		
27,400	General Dynamics Corp.	2,490,112
28,692	Honeywell International, Inc.	1,093,739
27,375	United Technologies Corp.	1,997,006
		5,580,857
Department Store – 0.9%		
73,193	The May Department Stores Co.	2,681,792
Drugs – 4.3%		
47,565	Bristol-Myers Squibb Co.	2,235,555
30,240	Johnson & Johnson	1,841,616
99,209	Merck & Co., Inc.	6,084,488
38,219	Pharmacia Corp.	1,568,890
29,738	Schering-Plough Corp.	1,025,664
		12,756,213

Shares	Description	Value
Common Stocks – (continued)		
Electrical Utilities – 4.8%		
103,660	Energy East Corp.	$ 2,023,443
62,278	Entergy Corp.	2,570,836
47,873	Exelon Corp.	2,359,181
63,927	FirstEnergy Corp.	2,339,728
113,275	PPL Corp.	3,693,898
134,526	Reliant Resources, Inc.*	1,420,595
		14,407,681
Energy Resources – 8.4%		
75,138	ChevronTexaco Corp.	6,344,652
333,417	Exxon Mobil Corp.	13,770,122
145,268	Pioneer Natural Resources Co.*	2,879,212
57,673	Unocal Corp.	2,072,191
		25,066,177
Environmental Services – 0.9%		
144,651	Republic Services, Inc.*	2,596,485
Financial Services – 5.4%		
33,762	American Express Co.	1,230,625
70,303	Countrywide Credit Industries, Inc.	2,885,938
94,253	Federal Home Loan Mortgage Corp.	6,007,686
16,274	Federal National Mortgage Association	1,273,441
29,453	Household International, Inc.	1,516,830
34,202	USA Education, Inc.	3,172,235
		16,086,755
Food & Beverage – 3.4%		
118,225	ConAgra Foods, Inc.	2,767,647
107,246	H.J. Heinz Co.	4,372,420
40,969	Hershey Foods Corp.	2,894,460
		10,034,527
Forest – 2.6%		
54,418	Bowater, Inc.	2,805,248
76,276	International Paper Co.	3,337,075
56,474	Plum Creek Timber Co., Inc.	1,747,870
		7,890,193
Gas Utilities – 1.4%		
130,319	KeySpan Corp.	4,176,724
Heavy Electrical – 0.9%		
47,980	Emerson Electric Co.	2,763,168
Heavy Machinery – 1.4%		
87,141	Deere & Co.	4,176,668
Home Products – 2.6%		
72,443	Kimberly-Clark Corp.	4,534,932
36,760	The Procter & Gamble Co.	3,116,880
		7,651,812
Hotel – 0.6%		
45,725	Harrah's Entertainment, Inc.*	1,849,119

Statement of Investments (continued)

February 28, 2002 (Unaudited)

Shares	Description	Value
Common Stocks – (continued)		
Industrial Parts – 2.1%		
50,775	American Standard Companies, Inc.*	$ 3,315,607
21,612	Parker-Hannifin Corp.	1,076,710
47,225	Pentair, Inc.	1,841,775
		6,234,092
Information Services – 1.0%		
111,110	Accenture Ltd.*	2,909,971
Life Insurance – 2.3%		
70,908	John Hancock Financial Services, Inc.	2,723,576
168,900	The Principal Financial Group, Inc.*	4,114,404
		6,837,980
Media – 4.3%		
42,975	Clear Channel Communications, Inc.*	2,003,494
109,294	Comcast Corp.*	3,701,788
47,725	Cox Communications, Inc.*	1,758,666
163,312	Fox Entertainment Group, Inc.*	3,641,858
127,421	Liberty Media Corp. Series A*	1,630,989
		12,736,795
Mining – 0.7%		
57,915	Alcoa, Inc.	2,175,867
Office/Industry/Mixed – 0.7%		
56,975	Boston Properties, Inc.	2,146,248
Oil Services – 1.3%		
33,762	Baker Hughes, Inc.	1,192,136
12,509	El Paso Corp.	488,852
58,072	Noble Drilling Corp.*	2,045,877
		3,726,865
Property Insurance – 6.3%		
25,251	AMBAC Financial Group, Inc.	1,566,825
18,476	American International Group, Inc.	1,366,670
80,450	Aon Corp.	2,785,983
18,950	Everest Re Group Ltd.	1,380,508
33,692	RenaissanceRe Holdings Ltd. Series B	3,649,854
30,417	The Hartford Financial Services Group, Inc.	2,037,939
63,738	XL Capital Ltd.	6,071,682
		18,859,461
Publishing – 1.0%		
55,346	Dow Jones & Co., Inc.	3,088,860

Shares	Description	Value
Common Stocks – (continued)		
Railroads – 0.6%		
32,954	Canadian National Railway Co.	$ 1,652,314
Security/Asset Management – 1.1%		
28,875	Alliance Capital Management Holding LP	1,303,418
49,200	T. Rowe Price Group, Inc.	1,958,652
		3,262,070
Semiconductors – 1.0%		
760,657	Agere Systems, Inc.*	3,042,628
Telecommunications Equipment – 1.4%		
325,925	Motorola, Inc.	4,237,025
Telephone – 3.5%		
157,194	AT&T Corp.	2,442,794
184,220	SBC Communications, Inc.	6,970,885
65,987	Sprint Corp.	929,757
		10,343,436
Tobacco – 1.9%		
109,954	Philip Morris Companies, Inc.	5,790,178
Truck Freight – 0.3%		
12,778	United Parcel Service, Inc. Class B	753,135
TOTAL COMMON STOCKS (Cost $267,451,877)		$270,209,174

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 4.6%			
Joint Repurchase Agreement Account II^			
$13,700,000	1.90%	03/01/2002	$ 13,700,000
TOTAL REPURCHASE AGREEMENT (Cost $13,700,000)			$ 13,700,000
TOTAL INVESTMENTS (Cost $281,151,877)			$ 283,909,174

* Non-income producing security.

^ Joint repurchase agreement was entered into on February 28, 2002.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Performance Summary

February 28, 2002 (Unaudited)

The following graph shows the value, as of February 28, 2002, of a $10,000 investment made on February 5, 1993 (commencement of operations) in Class A Shares (maximum sales charge of 5.5%) of the Goldman Sachs Growth and Income Fund. For comparative purposes, the performance of the Fund's benchmark, the Standard and Poor's 500 Index with dividends reinvested (''S&P 500 Index''), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional and Service Shares will vary from Class A Shares due to differences in fees and loads.

Growth and Income Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested February 5, 1993 to February 28, 2002.



Average Annual Total Return through February 28, 2002	Since Inception	Five Years	One Year	Six Months[a]
Class A (commenced February 5, 1993)				
Excluding sales charges	8.19%	0.01%	−5.56%	1.12%
Including sales charges	7.51%	−1.12%	−10.77%	−4.42%
Class B (commenced May 1, 1996)				
Excluding contingent deferred sales charges	3.20%	−0.71%	−6.24%	0.73%
Including contingent deferred sales charges	3.02%	−1.12%	−10.93%	−4.27%
Class C (commenced August 15, 1997)				
Excluding contingent deferred sales charges	−4.70%	n/a	−6.26%	0.73%
Including contingent deferred sales charges	−4.70%	n/a	−7.19%	−0.27%
Institutional Class (commenced June 3, 1996)	4.11%	0.45%	−5.14%	1.31%
Service Class (commenced March 6, 1996)	3.92%	−0.07%	−5.66%	1.07%

(a) Not annualized.

Statement of Investments

February 28, 2002 (Unaudited)

Shares	Description	Value
Common Stocks – 99.6%		
Airlines – 1.0%		
225,232	Southwest Airlines Co.	$ 4,754,648
Alcohol – 1.5%		
134,059	Anheuser-Busch Companies, Inc.	6,816,900
Apartment – 2.4%		
111,650	Archstone-Smith Trust	2,889,502
82,650	Avalonbay Communities, Inc.	3,813,471
172,100	Equity Residential Properties Trust	4,638,095
		11,341,068
Banks – 16.0%		
202,766	Bank of America Corp.	12,966,886
52,779	Bank One Corp.	1,891,599
332,087	Citigroup, Inc.	15,026,937
59,200	FleetBoston Financial Corp.	1,976,096
212,817	J.P. Morgan Chase & Co.	6,224,897
292,200	KeyCorp	7,328,376
31,415	M&T Bank Corp.	2,403,248
40,022	Mellon Financial Corp.	1,440,792
104,199	PNC Financial Services Group	5,724,693
397,063	U.S. Bancorp	8,278,764
119,019	Wachovia Corp.	3,955,001
146,487	Wells Fargo & Co.	6,870,240
		74,087,529
Brokers – 0.6%		
53,319	Merrill Lynch & Co., Inc.	2,556,646
Chemical – 1.4%		
77,212	E.I. du Pont de Nemours & Co.	3,616,610
23,005	Minnesota Mining & Manufacturing Co.	2,712,980
		6,329,590
Computer Hardware – 0.7%		
133,210	Dell Computer Corp.*	3,288,955
Computer Software – 1.8%		
47,942	International Business Machines, Inc.	4,704,069
59,545	Microsoft Corp.*	3,473,855
		8,177,924
Defense/Aerospace – 2.7%		
46,753	General Dynamics Corp.	4,248,913
97,436	Honeywell International, Inc.	3,714,260
59,593	United Technologies Corp.	4,347,309
		12,310,482
Department Store – 1.0%		
125,037	The May Department Stores Co.	4,581,356

Shares	Description	Value
Common Stocks – (continued)		
Drugs – 5.8%		
88,020	Bristol-Myers Squibb Co.	$ 4,136,940
57,765	Johnson & Johnson	3,517,889
194,687	Merck & Co., Inc.	11,940,154
58,204	Pharmacia Corp.	2,389,274
138,313	Schering-Plough Corp.	4,770,415
		26,754,672
Electrical Utilities – 5.5%		
320,071	Energy East Corp.	6,247,786
57,232	Entergy Corp.	2,362,537
85,845	Exelon Corp.	4,230,442
139,001	FirstEnergy Corp.	5,087,436
227,133	PPL Corp.	7,406,807
		25,335,008
Energy Resources – 8.5%		
162,629	ChevronTexaco Corp.	13,732,393
407,316	Exxon Mobil Corp.	16,822,151
185,019	Pioneer Natural Resources Co.*	3,667,076
103,030	Royal Dutch Petroleum Co. ADR	5,292,651
		39,514,271
Environmental Services – 0.7%		
118,335	Waste Management, Inc.	3,113,394
Financial Services – 4.6%		
92,394	Countrywide Credit Industries, Inc.	3,792,774
153,878	Federal Home Loan Mortgage Corp.	9,808,184
21,657	Federal National Mortgage Association	1,694,660
62,245	Household International, Inc.	3,205,617
32,436	USA Education, Inc.	3,008,439
		21,509,674
Food & Beverage – 6.2%		
470,553	ConAgra Foods, Inc.	11,015,646
238,004	H.J. Heinz Co.	9,703,423
54,031	Hershey Foods Corp.	3,817,290
47,959	PepsiCo, Inc.	2,421,930
32,173	The Coca-Cola Co.	1,524,678
		28,482,967
Forest – 2.4%		
108,139	Bowater, Inc.	5,574,565
128,685	International Paper Co.	5,629,969
		11,204,534
Gas Utilities – 1.3%		
182,269	KeySpan Corp.	5,841,721
Heavy Electrical – 1.0%		
81,537	Emerson Electric Co.	4,695,716
Heavy Machinery – 1.3%		
130,355	Deere & Co.	6,247,915

Shares	Description	Value
Common Stocks – (continued)		
Home Products – 3.3%		
160,741	Kimberly-Clark Corp.	$ 10,062,387
63,098	The Procter & Gamble Co.	5,350,079
		15,412,466
Industrial Parts – 0.8%		
57,650	American Standard Companies, Inc.*	3,764,545
Information Services – 1.1%		
197,825	Accenture Ltd.*	5,181,037
Life Insurance – 1.5%		
58,582	John Hancock Financial Services, Inc.	2,250,135
197,250	The Principal Financial Group, Inc.*	4,805,010
		7,055,145
Media – 3.1%		
57,174	Clear Channel Communications, Inc.*	2,665,452
105,804	Comcast Corp.*	3,583,581
80,900	Cox Communications, Inc.*	2,981,165
223,819	Fox Entertainment Group, Inc.*	4,991,164
		14,221,362
Medical Products – 0.6%		
51,592	Abbott Laboratories	2,917,528
Mining – 0.7%		
83,782	Alcoa, Inc.	3,147,690
Office/Industry/Mixed – 1.9%		
76,350	Boston Properties, Inc.	2,876,105
161,925	Equity Office Properties Trust	4,647,247
41,300	Liberty Property Trust	1,243,130
		8,766,482
Oil Services – 0.5%		
56,284	Baker Hughes, Inc.	1,987,388
14,284	El Paso Corp.	558,219
		2,545,607

Shares	Description	Value
Common Stocks – (continued)		
Property Insurance – 6.0%		
52,623	AMBAC Financial Group, Inc.	$ 3,265,257
172,900	Aon Corp.	5,987,527
51,466	RenaissanceRe Holdings Ltd. Series B	5,575,312
36,793	The Hartford Financial Services Group, Inc.	2,465,131
110,256	XL Capital Ltd.	10,502,986
		27,796,213
Publishing – 0.6%		
49,265	Dow Jones & Co., Inc.	2,749,480
Railroads – 0.8%		
69,716	Canadian National Railway Co.	3,495,560
Retail – 0.8%		
115,600	Simon Property Group, Inc.	3,558,168
Security/Asset Management – 1.6%		
163,425	Alliance Capital Management Holding L.P.	7,377,004
Semiconductors – 2.6%		
1,307,926	Agere Systems, Inc.*	5,231,704
102,727	Intel Corp.	2,932,856
134,454	Texas Instruments, Inc.	3,946,225
		12,110,785
Telecommunications Equipment – 1.5%		
537,225	Motorola, Inc.	6,983,925
Telephone – 3.4%		
251,199	AT&T Corp.	3,903,632
278,393	SBC Communications, Inc.	10,534,391
92,743	Sprint Corp.	1,306,749
		15,744,772
Tobacco – 2.4%		
214,136	Philip Morris Companies, Inc.	11,276,402
TOTAL COMMON STOCKS (Cost $446,029,962)		$461,049,141

Statement of Investments (continued)

February 28, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 2.4%			
Joint Repurchase Agreement Account II[∧]			
$11,300,000	1.90%	03/01/2002	$ 11,300,000
TOTAL REPURCHASE AGREEMENT **(Cost $11,300,000)**			$ 11,300,000
TOTAL INVESTMENTS **(Cost $457,329,962)**			$472,349,141

* Non-income producing security.

∧ Joint repurchase agreement was entered into on February 28, 2002.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviations:
ADR—American Depositary Receipt

Performance Summary

February 28, 2002 (Unaudited)

The following graph shows the value as of February 28, 2002, of a $10,000 investment made on August 1, 1995 (commencement of operations) in Institutional Shares at NAV of the Goldman Sachs Mid Cap Value Fund. For comparative purposes, the performance of the Fund's benchmark, the Russell Midcap Value Index with dividends reinvested is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Funds shares. Performance of Class A, Class B, Class C and Service Shares will vary from the Institutional Shares due to differences in fees and loads.

Mid Cap Value Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested August 1, 1995 to February 28, 2002.



Average Annual Total Return through February 28, 2002	Since Inception	Five Years	One Year	Six Months[a]
Class A (commenced August 15, 1997)				
Excluding sales charges	8.10%	n/a	11.29%	5.30%
Including sales charges	6.76%	n/a	5.17%	–0.50%
Class B (commenced August 15, 1997)				
Excluding contingent deferred sales charges	7.34%	n/a	10.46%	4.89%
Including contingent deferred sales charges	6.88%	n/a	5.32%	–0.25%
Class C (commenced August 15, 1997)				
Excluding contingent deferred sales charges	7.34%	n/a	10.50%	4.88%
Including contingent deferred sales charges	7.34%	n/a	9.47%	3.85%
Institutional Class (commenced August 1, 1995)	14.64%	12.54%	11.76%	5.47%
Service Class (commenced July 18, 1997)	8.51%	n/a	11.26%	5.27%

(a) Not annualized.

Statement of Investments

February 28, 2002 (Unaudited)

Shares	Description	Value
Common Stocks – 95.7%		
Airlines – 0.3%		
94,877	Southwest Airlines Co.	$ 2,002,853
Apartment – 0.8%		
64,585	Archstone-Smith Trust	1,671,460
107,658	Equity Residential Properties Trust	2,901,383
		4,572,843
Apparel – 0.8%		
71,412	Jones Apparel Group, Inc.*	2,546,552
66,669	Liz Claiborne, Inc.	2,020,737
		4,567,289
Banks – 7.9%		
152,714	Charter One Financial, Inc.	4,651,668
162,910	Comerica, Inc.	9,750,164
390,158	KeyCorp	9,785,163
289,194	SouthTrust Corp.	7,307,932
138,128	UnionBanCal Corp.	5,248,864
136,871	Wilmington Trust Corp.	8,977,369
		45,721,160
Brokers – 0.7%		
69,324	The Bear Stearns Companies, Inc.	3,819,059
Chemicals – 3.0%		
142,978	Eastman Chemical Co.	6,291,032
139,278	Potash Corp. of Saskatchewan, Inc.	8,612,951
68,717	Rohm & Haas Co.	2,639,420
		17,543,403
Clothing – 2.1%		
232,278	Ross Stores, Inc.	8,375,945
105,917	The TJX Cos., Inc.	4,021,668
		12,397,613
Computer Hardware – 1.4%		
545,771	Ingram Micro, Inc.*	8,323,008
Computer Software – 0.7%		
79,886	Synopsys, Inc.*	3,762,631
Construction – 1.1%		
154,017	Clayton Homes, Inc.	2,341,058
105,101	D.R. Horton, Inc.	4,193,530
		6,534,588
Consumer Durables – 1.6%		
58,436	Ethan Allen Interiors, Inc.	2,368,411
242,206	Herman Miller, Inc.	5,633,712
26,907	The Stanley Works	1,356,920
		9,359,043
Defense/Aerospace – 0.5%		
68,156	Raytheon Co.	2,636,956
Department Store – 0.9%		
55,509	Federated Department Stores, Inc.*	2,326,382
76,611	The May Department Stores Co.	2,807,027
		5,133,409

Shares	Description	Value
Common Stocks – (continued)		
Drugs – 0.5%		
97,000	Mylan Labs, Inc.	$ 2,946,860
Electrical Utilities – 8.3%		
126,446	Constellation Energy Group, Inc.	3,651,760
598,088	Energy East Corp.	11,674,678
158,433	Entergy Corp.	6,540,114
310,100	FirstEnergy Corp.	11,349,660
268,847	PPL Corp.	8,767,101
580,419	Reliant Resources, Inc.*	6,129,225
		48,112,538
Energy Resources – 5.1%		
121,887	EOG Resources, Inc.	4,289,204
648,701	Ocean Energy, Inc.	11,838,793
674,089	Pioneer Natural Resources Co.*	13,360,444
		29,488,441
Environmental Services – 1.7%		
532,103	Republic Services, Inc.*	9,551,249
Financial Services – 0.9%		
129,616	Countrywide Credit Industries, Inc.	5,320,737
Food & Beverage – 5.6%		
409,238	Archer-Daniels-Midland Co.	5,667,946
425,419	ConAgra, Inc.	9,959,059
101,970	Interstate Bakeries Corp.	2,572,703
553,846	Supervalu, Inc.	14,372,304
		32,572,012
Forest – 3.3%		
267,031	Packaging Corp. of America*	5,121,654
193,539	Plum Creek Timber Co., Inc.	5,990,032
295,744	Sonoco Products Co.	8,177,322
		19,289,008
Gas Utilities – 2.1%		
254,305	KeySpan Corp.	8,150,475
167,388	Sempra Energy	3,736,100
		11,886,575
Heavy Machinery – 1.5%		
175,975	Deere & Co.	8,434,482
Home Products – 2.2%		
210,611	Fortune Brands, Inc.	9,582,801
92,626	The Estee Lauder Companies, Inc.	2,889,931
		12,472,732
Hotel – 2.5%		
238,957	Harrah's Entertainment, Inc.*	9,663,421
133,110	Starwood Hotels & Resorts Worldwide, Inc.	4,791,960
		14,455,381
Industrial Parts – 4.7%		
92,384	American Standard Companies, Inc.*	6,032,675
78,947	Eaton Corp.	6,374,181

Shares	Description	Value
Common Stocks – (continued)		
Industrial Parts – (continued)		
314,953	Pall Corp.	$ 6,147,882
176,701	Parker-Hannifin Corp.	8,803,244
		27,357,982
Leisure REIT – 0.9%		
168,248	Hospitality Properties Trust	5,367,111
Life Insurance – 0.5%		
125,025	The Principal Financial Group, Inc.*	3,045,609
Media – 1.3%		
113,584	DoubleClick, Inc.*	1,223,300
113,175	Media General, Inc.	6,419,286
		7,642,586
Medical Providers – 3.3%		
241,999	Health Management Associates, Inc.*	4,271,282
88,712	HEALTHSOUTH Corp.*	1,056,560
322,955	Humana, Inc.*	4,230,710
220,454	Manor Care, Inc.*	4,133,513
137,198	Universal Health Services, Inc. Class B*	5,280,751
		18,972,816
Mining – 1.1%		
79,933	Nucor Corp.	4,516,214
50,804	Phelps Dodge Corp.	1,925,980
		6,442,194
Motor Vehicle – 2.6%		
163,511	Delphi Automotive Systems Corp.	2,614,541
45,021	Johnson Controls, Inc.	3,996,064
77,446	Lear Corp.*	3,461,836
356,942	Visteon Corp.	5,061,438
		15,133,879
Office/Industry/Mixed – 2.0%		
258,434	Duke-Weeks Realty Corp.	6,150,729
189,138	Liberty Property Trust	5,693,054
		11,843,783
Oil Services – 0.9%		
153,096	Noble Drilling Corp.*	5,393,572
Other REIT – 0.8%		
128,518	Health Care Property Investors, Inc.	4,857,980
Property Insurance – 6.9%		
43,320	AMBAC Financial Group, Inc.	2,688,006
308,961	Aon Corp.	10,699,320
66,014	Everest Re Group, Ltd.	4,809,120
350,817	Old Republic International Corp.	11,212,111
54,570	RenaissanceRe Holdings Ltd. Series B	5,911,568

Shares	Description	Value
Common Stocks – (continued)		
Property Insurance – (continued)		
97,749	The St. Paul Companies, Inc.	$ 4,779,926
		40,100,051
Publishing – 0.7%		
96,143	A.H. Belo Corp.	2,110,339
38,554	Dow Jones & Co., Inc.	2,151,699
		4,262,038
Railroads – 0.6%		
61,142	Burlington Northern Santa Fe Corp.	1,774,341
34,087	Canadian National Railway Co.	1,709,122
		3,483,463
Restaurants – 2.6%		
193,170	CBRL Group, Inc.	5,928,387
148,112	Darden Restaurants, Inc.	6,262,176
46,340	Tricon Global Restaurants, Inc.*	2,740,084
		14,930,647
Retail – 0.4%		
74,055	Simon Property Group, Inc.	2,279,413
Security/Asset Management – 3.5%		
79,744	Alliance Capital Management Holding LP	3,599,644
177,660	Midcap SPDR Trust Series 1	16,442,433
		20,042,077
Semiconductors – 3.1%		
195,668	Arrow Electronics, Inc.*	5,243,902
233,622	Fairchild Semiconductor Corp.*	6,015,766
166,496	KEMET Corp.*	2,712,220
215,305	Vishay Intertechnology, Inc.*	3,813,052
		17,784,940
Specialty Retail – 1.1%		
350,729	Toys ''R'' Us, Inc.*	6,246,483
Thrifts – 1.8%		
137,720	GreenPoint Financial Corp.	6,059,680
345,498	Sovereign Bancorp, Inc.	4,377,460
		10,437,140
Tobacco – 0.5%		
75,292	UST, Inc.	2,624,679
Truck Freight – 0.9%		
84,037	Ryder System, Inc.	2,361,440
111,078	Werner Enterprises, Inc.	2,630,327
		4,991,767
TOTAL COMMON STOCKS (Cost $497,191,017)		$554,144,080

Statement of Investments (continued)

February 28, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 3.8%			
Joint Repurchase Agreement Account II^			
$21,800,000	1.90%	03/01/2002	$ 21,800,000
TOTAL REPURCHASE AGREEMENT **(Cost $21,800,000)**			$ 21,800,000
TOTAL INVESTMENTS **(Cost $518,991,017)**			$575,944,080

*   Non-income producing security.

^   Joint repurchase agreement was entered into on February 28, 2002.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviations:
REIT—Real Estate Investment Trust

Performance Summary

February 28, 2002 (Unaudited)

The following graph shows the value, as of February 28, 2002, of a $10,000 investment made on October 22, 1992 (commencement of operations) in Class A Shares (maximum sales charge of 5.5%) in the Goldman Sachs Small Cap Value Fund. For comparative purposes, the performance of the Fund's benchmark, the Russell 2000 Value Index with dividends reinvested, is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional and Service Shares will vary from Class A Shares due to differences in fees and loads.

Small Cap Value Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested October 22, 1992 to February 28, 2002.



Average Annual Total Return through February 28, 2002	Since Inception	Five Years	One Year	Months[a]
Class A (commenced October 22, 1992)				
Excluding sales charges	12.18%	11.15%	16.54%	5.64%
Including sales charges	11.51%	9.90%	10.11%	–0.17%
Class B (commenced May 1, 1996)				
Excluding contingent deferred sales charges	9.75%	10.29%	15.59%	5.19%
Including contingent deferred sales charges	9.61%	9.97%	10.59%	0.19%
Class C (commenced August 15, 1997)				
Excluding contingent deferred sales charges	7.24%	n/a	15.34%	4.93%
Including contingent deferred sales charges	7.24%	n/a	14.34%	3.93%
Institutional Class (commenced August 15, 1997)	8.52%	n/a	17.01%	5.87%
Service Class (commenced August 15, 1997)	8.00%	n/a	16.42%	5.57%

(a) Not annualized.

Statement of Investments

February 28, 2002 (Unaudited)

Shares	Description	Value
Common Stocks – 92.2%		
Airlines – 0.7%		
500,695	AirTran Holdings, Inc.*	$ 3,309,594
Apartment – 0.9%		
73,169	Home Properties of New York, Inc.	2,365,554
93,724	Summit Properties, Inc.	2,054,430
		4,419,984
Apparel – 1.7%		
85,293	Kellwood Co.	2,062,385
35,667	Phillips-Van Heusen Corp.	516,815
268,425	Tropical Sportswear Int'l Corp.*	5,661,083
		8,240,283
Banks – 8.7%		
9,983	BancFirst Corp.	364,879
48,113	Community Bank System, Inc.	1,389,503
184,337	Community First Bankshares, Inc.	4,656,353
82,101	Corus Bankshares, Inc.	3,969,583
94,674	GBC Bancorp	3,099,627
29,183	Hancock Holding Co.	1,453,372
287,924	Pacific Century Financial Corp.	7,290,236
199,343	Silicon Valley Bancshares*	5,533,762
241,645	Sky Financial Group, Inc.	5,028,632
144,604	Susquehanna Bancshares, Inc.	3,323,000
457,661	The Colonial BancGroup, Inc.	6,530,822
		42,639,769
Brokers – 0.2%		
30,256	LaBranche & Co., Inc.*	945,500
Chemical – 2.9%		
325,741	Agrium, Inc.	3,241,123
145,996	Albemarle Corp.	3,461,565
142,433	Cytec Industries, Inc.*	3,867,056
108,513	The Lubrizol Corp.	3,570,078
		14,139,822
Clothing – 2.5%		
35,454	AnnTaylor Stores Corp.*	1,459,287
1,136,446	Charming Shoppes, Inc.*	8,568,803
85,056	Urban Outfitters, Inc.*	2,015,827
		12,043,917
Computer Hardware – 3.5%		
249,006	Hutchinson Technology, Inc.*	5,291,378
372,433	Ingram Micro, Inc.*	5,679,603
843,876	Maxtor Corp.*	6,033,713
		17,004,694
Construction – 2.2%		
40,407	Beazer Homes USA, Inc.*	3,658,854
188,342	Clayton Homes, Inc.	2,862,798
149,764	Standard Pacific Corp.	4,280,255
		10,801,907

Shares	Description	Value
Common Stocks – (continued)		
Consumer Durables – 1.2%		
80,170	Furniture Brands International, Inc.*	$ 3,058,485
132,708	Salton, Inc.*	2,680,702
		5,739,187
Defense/Aerospace – 1.0%		
181,557	Ducommun, Inc.*	2,523,642
114,481	Herley Industries, Inc.*	2,116,754
		4,640,396
Department Store – 1.4%		
476,830	ShopKo Stores, Inc.*	6,723,303
Drugs – 1.1%		
81,136	Caliper Technologies Corp.*	890,062
38,311	Kos Pharmaceuticals, Inc.*	873,108
108,081	Molecular Devices Corp.*	2,305,368
123,240	Perrigo Co.*	1,379,055
		5,447,593
Electrical Equipment – 0.3%		
14,316	Franklin Electric Co., Inc.	1,325,089
Electrical Utilities – 3.9%		
243,715	El Paso Electric Co.*	3,499,747
196,723	Energy East Corp.	3,840,033
125,792	PNM Resources, Inc.	3,388,837
430,593	Sierra Pacific Resources	6,954,077
90,939	Unisource Energy Corp.	1,613,258
		19,295,952
Energy Resources – 0.6%		
163,969	Swift Energy Co.*	2,958,001
Environmental Services – 0.9%		
280,720	Casella Waste Systems, Inc.*	3,523,036
29,752	Waste Connections, Inc.*	931,237
		4,454,273
Financial Services – 1.1%		
113,834	American Capital Strategies Ltd.	3,257,929
115,250	Metris Companies, Inc.	1,876,270
		5,134,199
Food & Beverage – 1.2%		
148,285	Corn Products International, Inc.	4,559,764
157,509	The Topps Co., Inc.*	1,510,511
		6,070,275
Forest – 2.1%		
629,982	Caraustar Industries, Inc.	5,493,443
254,127	Packaging Corp. of America*	4,874,156
		10,367,599

The accompanying notes are an integral part of these financial statements.

Shares	Description	Value
Common Stocks – (continued)		
Gas Utilities – 2.2%		
130,520	Atmos Energy Corp.	$ 2,910,596
217,584	Northwest Natural Gas Co.	5,731,163
62,030	Peoples Energy Corp.	2,304,414
		10,946,173
Heavy Electrical – 2.9%		
146,461	Baldor Electric Co.	3,112,296
189,693	Belden, Inc.	4,008,213
209,570	General Cable Corp.	2,472,926
445,058	UCAR International, Inc.*	4,793,275
		14,386,710
Heavy Machinery – 1.4%		
309,129	AGCO Corp.	6,943,037
Home Products – 2.2%		
29,832	Alberto-Culver Co.	1,362,428
84,806	Elizabeth Arden, Inc.*	627,564
132,240	Oneida Ltd.	1,725,732
296,978	The Dial Corp.	4,989,230
95,564	Tupperware Corp.	1,928,482
		10,633,436
Hotel – 0.5%		
198,458	Station Casinos, Inc.*	2,657,353
Industrial Parts – 3.8%		
69,118	CIRCOR International, Inc.	1,285,595
91,229	Hughes Supply, Inc.	2,888,310
53,545	IDEX Corp.	1,916,911
363,357	Lydall, Inc.*	3,996,927
99,857	Mueller Industries, Inc.*	3,203,412
61,061	Pentair, Inc.	2,381,379
267,041	Wabash National Corp.	2,934,781
		18,607,315
Industrial Services – 2.0%		
221,421	Cornell Companies, Inc.*	2,809,832
124,588	Harsco Corp.	4,624,707
93,464	Pittston Brink's Group	2,171,169
14,643	Wackenhut Corrections Corp.*	243,952
		9,849,660
Information Services – 0.5%		
174,246	Century Business Services, Inc.*	566,299
61,396	NDCHealth Corp.	2,089,920
		2,656,219
Leisure – 1.1%		
101,502	GTECH Holdings Corp.*	5,414,117
Media – 1.0%		
92,872	DoubleClick, Inc.*	1,000,231
68,552	Media General, Inc.	3,888,270
		4,888,501

Shares	Description	Value
Common Stocks – (continued)		
Medical Providers – 2.1%		
143,249	Health Net, Inc.*	$ 3,472,356
361,993	Humana, Inc.*	4,742,108
117,931	United Surgical Partners International, Inc.*	2,173,468
		10,387,932
Mining – 2.7%		
205,541	Commercial Metals Co.	7,491,970
280,417	Maverick Tube Corp.*	3,897,796
55,440	Schnitzer Steel Industries, Inc.	831,600
107,767	Wolverine Tube, Inc.*	969,903
		13,191,269
Motor Vehicle – 1.6%		
32,347	American Axle & Manufacturing Holdings, Inc.*	863,665
217,871	Lithia Motors, Inc.*	4,270,271
39,683	Superior Industries International, Inc.	1,785,735
56,204	Tower Automotive, Inc.*	646,346
		7,566,017
Office/Industry/Mixed – 3.8%		
129,589	Brandywine Realty Trust	2,928,711
135,128	Colonial Properties Trust	4,474,088
157,096	Liberty Property Trust	4,728,589
56,892	Parkway Properties, Inc.	1,900,193
166,617	Prentiss Properties Trust	4,681,938
		18,713,519
Oil Services – 1.3%		
101,699	Cal Dive International, Inc.*	2,331,144
161,105	TETRA Technologies, Inc.*	3,988,960
		6,320,104
Other REIT – 3.6%		
204,828	Commercial Net Lease Realty	2,683,247
190,521	Correctional Properties Trust	3,694,202
180,417	Cousins Properties, Inc.	4,716,100
165,498	Entertainment Properties Trust	3,400,984
110,639	Healthcare Realty Trust, Inc.	3,153,212
		17,647,745
Property Insurance – 4.0%		
163,930	Horace Mann Educators Corp.	3,694,982
146,887	IPC Holdings Ltd.	4,569,655
85,254	The Commerce Group, Inc.	3,170,596
280,429	Zenith National Insurance Corp.	8,216,570
		19,651,803
Publishing – 1.7%		
185,587	ADVO, Inc.*	7,052,306
54,318	Getty Images, Inc.*	1,394,886
		8,447,192

Statement of Investments (continued)

February 28, 2002 (Unaudited)

Shares	Description	Value
Common Stocks – (continued)		
Restaurants – 1.7%		
133,846	CBRL Group, Inc.	$ 4,107,734
60,972	IHOP Corp.*	1,902,326
117,044	Ruby Tuesday, Inc.	2,364,289
		8,374,349
Retail – 2.0%		
118,261	Developers Diversified Realty Corp.	2,390,055
146,662	JDN Realty Corp.	1,798,076
237,621	Taubman Centers, Inc.	3,647,482
68,649	The Macerich Co.	1,877,550
		9,713,163
Security/Asset Management – 0.5%		
49,708	BlackRock, Inc.*	2,212,006
Semiconductors – 2.2%		
394,074	Entegris, Inc.*	4,066,844
332,945	NeoMagic Corp.*	1,065,424
315,007	Vishay Intertechnology, Inc.*	5,578,774
		10,711,042
Specialty Retail – 4.4%		
76,921	Aaron Rents, Inc. Class B	1,530,728
339,602	Brookstone, Inc.*	4,958,189
186,117	InterTAN, Inc.*	2,225,959
335,639	Pier 1 Imports, Inc.	6,702,711
217,658	Tuesday Morning Corp.*	4,189,917
42,432	Zale Corp.*	1,855,551
		21,463,055
Telephone – 0.4%		
77,745	CT Communications, Inc.	1,088,430
152,240	Openwave Systems, Inc.*	851,022
		1,939,452
Thrifts – 2.3%		
150,790	BankUnited Financial Corp.*	2,299,548
126,388	Seacoast Financial Services Corp.	2,396,316
257,896	Washington Federal, Inc.	6,689,822
		11,385,686

Shares	Description	Value
Common Stocks – (continued)		
Truck Freight – 2.2%		
87,368	Arkansas Best Corp.*	$ 2,343,210
192,853	Heartland Express, Inc.*	4,344,984
32,401	Landstar Systems, Inc.*	2,665,954
32,162	Teekay Shipping Corp.	1,189,994
		10,544,142
TOTAL COMMON STOCKS (Cost $388,692,940)		$450,952,334

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 7.2%			
Joint Repurchase Agreement Account II^			
$35,300,000	1.90%	03/01/2002	$ 35,300,000
TOTAL REPURCHASE AGREEMENT (Cost $35,300,000)			$ 35,300,000
TOTAL INVESTMENTS (Cost $423,992,940)			$486,252,334

* Non-income producing security.

^ Joint repurchase agreement was entered into on February 28, 2002.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviations:
REIT—Real Estate Investment Trust

Statements of Assets and Liabilities

February 28, 2002 (Unaudited)

	Large Cap Value Fund	Growth and Income Fund	Mid Cap Value Fund	Small Cap Value Fund
Assets:				
Investment in securities, at value (identified cost $281,151,877, $457,329,962, $518,991,017 and $423,992,940, respectively)	$283,909,174	$472,349,141	$575,944,080	$486,252,334
Cash[(a)]	46,606	10,539	39,853	1,857,035
Receivables:				
Fund shares sold	14,065,616	563,642	3,416,763	4,990,597
Investment securities sold	—	—	—	519,791
Dividends and interest	488,944	930,726	733,101	492,664
Reimbursement from investment adviser	11,215	10,412	—	3,136
Other assets	25,206	2,096	27,658	35,498
Total assets	298,546,761	473,866,556	580,161,455	494,151,055
Liabilities:				
Payables:				
Fund shares repurchased	216,828	10,445,300	312,693	2,464,656
Investment securities purchased	—	—	612,242	1,869,154
Amounts owed to affiliates	237,564	454,719	462,735	529,876
Variation margin	—	—	—	119,475
Accrued expenses and other liabilities	96,404	97,364	76,552	90,648
Total liabilities	550,796	10,997,383	1,464,222	5,073,809
Net Assets:				
Paid-in capital	301,910,459	563,307,745	516,056,861	448,294,238
Accumulated undistributed net investment income	538,644	1,125,359	2,105,014	943,761
Accumulated net realized gain (loss) on investment and futures transactions	(7,210,435)	(116,583,110)	3,582,295	(22,644,715)
Net unrealized gain on investments and futures	2,757,297	15,019,179	56,953,063	62,483,962
NET ASSETS	$297,995,965	$462,869,173	$578,697,233	$489,077,246
Net asset value, offering and redemption price per share:[(b)]				
Class A	$10.15	$19.88	$24.79	$30.06
Class B	$10.05	$19.37	$24.50	$28.77
Class C	$10.05	$19.33	$24.43	$28.73
Institutional	$10.19	$20.10	$24.81	$30.49
Service	$10.21	$19.84	$24.76	$29.82
Shares outstanding:				
Class A	20,818,840	16,823,102	8,077,909	10,958,061
Class B	1,178,841	4,769,555	2,500,697	2,005,034
Class C	448,974	510,642	952,010	975,516
Institutional	6,894,769	1,053,874	11,835,246	2,381,138
Service	151	251,052	8,956	47,267
Total shares outstanding, $.001 par value (unlimited number of shares authorized)	29,341,575	23,408,225	23,374,818	16,367,016

(a) Includes approximately, $1,800,000 for the Small Cap Value Fund relating to initial margin requirements for futures transactions.

(b) Maximum public offering price per share (NAV per share multiplied by 1.0582) for Class A Shares of the Large Cap Value, Growth and Income, Mid Cap Value and Small Cap Value Funds is $10.74, $21.04, $26.23 and $31.81, respectively. At redemption, Class B and Class C Shares may be subject to a contingent deferred sales charge, assessed on the amount equal to the lesser of the current NAV or the original purchase price of the shares.

Statements of Operations

For the Six Months Ended February 28, 2002 (Unaudited)

	Large Cap Value Fund	Growth and Income Fund	Mid Cap Value Fund	Small Cap Value Fund
Investment income:				
Dividends[a]	$ 2,266,394	$ 4,140,152	$ 4,517,907	$ 3,585,963
Interest	141,477	143,194	256,357	297,449
Total income	2,407,871	4,283,346	4,774,264	3,883,412
Expenses:				
Management fees	854,872	1,656,334	1,750,015	1,890,170
Distribution and Service fees[b]	267,168	936,804	506,367	648,573
Transfer Agent fees[b]	173,950	424,178	249,713	316,898
Custodian fees	91,320	83,122	78,985	93,608
Registration fees	45,807	39,350	32,237	31,396
Professional fees	18,603	19,441	19,422	19,936
Trustee fees	4,749	4,769	4,769	4,769
Service Share fees	4	12,768	324	2,729
Other	45,451	48,570	45,843	46,283
Total expenses	1,501,924	3,225,336	2,687,675	3,054,362
Less — expense reductions	(132,981)	(67,478)	(2,759)	(75,022)
Net expenses	1,368,943	3,157,858	2,684,916	2,979,340
NET INVESTMENT INCOME	1,038,928	1,125,488	2,089,348	904,072
Realized and unrealized gain (loss) on investments and futures transactions:				
Net realized gain (loss) from:				
Investment transactions	(5,007,533)	(36,919,178)	6,398,937	860,048
Futures transactions	—	—	—	1,364,536
Net change in unrealized gain (loss) on:				
Investments	6,413,766	40,129,879	22,076,836	20,911,015
Futures	—	—	—	224,568
Net realized and unrealized gain on investment and futures transactions	1,406,233	3,210,701	28,475,773	23,360,167
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ 2,445,161	$ 4,336,189	$30,565,121	$24,264,239

(a) Foreign taxes withheld on dividends were $915, $4,248, $9,299 and $5,314 for Large Cap Value, Growth and Income, Mid Cap Value and Small Cap Value Funds, respectively.

(b) Class specific Distribution, Service and Transfer Agent fees were as follows:

Fund	Distribution and Service Fees			Transfer Agent Fees				
	Class A	Class B	Class C	Class A	Class B	Class C	Institutional	Service
Large Cap Value	$196,183	$ 50,718	$20,267	$149,099	$ 9,636	$ 3,851	$11,364	$ —
Growth and Income	420,024	467,168	49,612	319,218	88,762	9,426	5,751	1,021
Mid Cap Value	178,721	237,121	90,525	135,828	45,053	17,200	51,606	26
Small Cap Value	320,012	232,840	95,721	243,209	44,240	18,187	11,044	218

Statements of Changes in Net Assets

For the Six Months Ended February 28, 2002 (Unaudited)

	Large Cap Value Fund	Growth and Income Fund	Mid Cap Value Fund	Small Cap Value Fund
From operations:				
Net investment income	$ 1,038,928	$ 1,125,488	$ 2,089,348	$ 904,072
Net realized gain (loss) from investment and futures transactions	(5,007,533)	(36,919,178)	6,398,937	2,224,584
Net change in unrealized gain (loss) on investments and futures	6,413,766	40,129,879	22,076,836	21,135,583
Net increase in net assets resulting from operations	2,445,161	4,336,189	30,565,121	24,264,239
Distributions to shareholders:				
From net investment income				
Class A Shares	(692,434)	—	(1,108,646)	(847,396)
Class B Shares	—	—	(64,771)	—
Class C Shares	—	—	(50,369)	—
Institutional Shares	(310,904)	—	(2,276,547)	(344,787)
Service Shares	(3)	—	—	(6,820)
From net realized gain				
Class A Shares	—	—	(3,852,958)	—
Class B Shares	—	—	(1,256,365)	—
Class C Shares	—	—	(476,631)	—
Institutional Shares	—	—	(6,770,738)	—
Service Shares	—	—	(216)	—
Total distributions to shareholders	(1,003,341)	—	(15,857,241)	(1,199,003)
From share transactions:				
Proceeds from sales of shares	173,195,658	22,718,882	184,429,266	201,008,234
Reinvestment of dividends and distributions	733,704	—	13,678,100	1,031,011
Cost of shares repurchased	(63,596,663)	(62,279,582)	(37,060,794)	(95,183,018)
Net increase (decrease) in net assets resulting from share transactions	110,332,699	(39,560,700)	161,046,572	106,856,227
TOTAL INCREASE (DECREASE)	111,774,519	(35,224,511)	175,754,452	129,921,463
Net assets:				
Beginning of period	186,221,446	498,093,684	402,942,781	359,155,783
End of period	$297,995,965	$462,869,173	$578,697,233	$489,077,246
Accumulated undistributed net investment income	$ 538,644	$ 1,125,359	$ 2,105,014	$ 943,761

Statements of Changes in Net Assets

For the Year Ended August 31, 2001

	Large Cap Value Fund	Growth and Income Fund	Mid Cap Value Fund	Small Cap Value Fund
From operations:				
Net investment income (loss)	$ 609,445	$ (469,881)	$ 3,564,821	$ 1,316,240
Net realized gain (loss) from investment transactions	(1,784,321)	(23,409,316)	31,401,841	29,101,096
Net change in unrealized gain on investments	(5,007,788)	(124,968,017)	22,044,876	23,416,879
Net increase (decrease) in net assets resulting from operations	(6,182,664)	(148,847,214)	57,011,538	53,834,215
Distributions to shareholders:				
From net investment income				
Class A Shares	(54,842)	—	(297,297)	—
Class B Shares	(6,654)	—	(82,704)	—
Class C Shares	(2,117)	—	(27,256)	—
Institutional Shares	(175,037)	—	(1,593,212)	—
Service Shares	(5)	—	(1,478)	—
Total distributions to shareholders	(238,655)	—	(2,001,947)	—
From share transactions:				
Proceeds from sales of shares	188,878,656	39,933,973	173,604,372	169,066,632
Reinvestment of dividends and distributions	148,662	—	1,835,109	—
Cost of shares repurchased	(22,154,546)	(177,088,728)	(53,046,065)	(85,690,999)
Net increase (decrease) in net assets resulting from share transactions	166,872,772	(137,154,755)	122,393,416	83,375,633
TOTAL INCREASE (DECREASE)	160,451,453	(286,001,969)	177,403,007	137,209,848
Net assets:				
Beginning of year	25,769,993	784,095,653	225,539,774	221,945,935
End of year	$186,221,446	$ 498,093,684	$402,942,781	$359,155,783
Accumulated undistributed net investment income (loss)	$ 503,057	$ (129)	$ 3,515,999	$ 1,238,692

Notes to Financial Statements

February 28, 2002 (Unaudited)

1. ORGANIZATION

Goldman Sachs Trust (the ''Trust'') is a Delaware business trust registered under the Investment Company Act of 1940 (as amended) as an open-end, management investment company. The Trust includes the Goldman Sachs Large Cap Value Fund, Growth and Income Fund, Mid Cap Value Fund and Small Cap Value Fund (collectively the ''Funds'' or individually a ''Fund''). Each Fund is a diversified portfolio offering five classes of shares — Class A, Class B, Class C, Institutional and Service.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies consistently followed by the Funds. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation — Investments in securities traded on a U.S. or foreign securities exchange or the NASDAQ system are valued daily at their last sale price on the principal exchange on which they are traded. If no sale occurs, securities are valued at the last bid price. Debt securities are valued at prices supplied by independent pricing services, broker/dealer-supplied valuations or matrix pricing systems. Unlisted equity and debt securities for which market quotations are available are valued at the last sale price on valuation date, or if no sale occurs, at the last bid price. Short-term debt obligations maturing in sixty days or less are valued at amortized cost, which approximates market value. Securities for which quotations are not readily available are valued at fair value using methods approved by the Board of Trustees of the Trust.

B. Security Transactions and Investment Income — Security transactions are recorded as of the trade date. Realized gains and losses on sales of portfolio securities are calculated using the identified-cost basis. Dividend income is recorded on the ex-dividend date, net of foreign taxes where applicable. Interest income is recorded on the basis of interest accrued, premium amortized and discount earned.

Net investment income (other than class-specific expenses) and unrealized and realized gains or losses are allocated daily to each class of shares of the Funds, based upon the relative proportion of net assets of each class.

C. Federal Taxes — It is the Funds' policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company taxable income and capital gains to its shareholders. Accordingly, no federal tax provision is required. Income distributions, if any, are declared and paid quarterly for Growth and Income Fund and annually for the Large Cap Value, Mid Cap Value and Small Cap Value Funds. Capital gains distributions, if any, are declared and paid annually.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with income tax rules. Therefore, the source of each Fund's distributions may be shown in the accompanying financial statements as either from net investment income or net realized gain on investment transactions, or from paid-in capital, depending on the type of book/tax differences that may exist.

The Funds, at their most recent tax year-ends of August 31, 2001, had approximately the following amounts of capital loss carryforwards for U.S. federal tax purposes. These amounts are available to be carried forward to offset future capital gains to the extent permitted by applicable laws or regulations.

Fund	Amount	Years of Expiration
Large Cap Value	$ 130,000	2009
Growth and Income	43,881,000	2008
Small Cap Value	20,412,000	2007

Notes to Financial Statements (continued)

February 28, 2002 (Unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

In addition, the Growth and Income Fund will elect to treat net capital losses of approximately $30,254,000 incurred in the ten-month period ended August 31, 2001 as having been incurred in the following fiscal year.

At February 28, 2002, the aggregate cost of portfolio securities, gross unrealized gain on investments and gross unrealized loss on investments for federal income tax purposes are as follows:

Fund	Tax Cost	Gross Unrealized Gain	Gross Unrealized Loss	Net Unrealized Gain (Loss)
Large Cap Value	$283,100,089	$11,702,059	$10,892,974	$ 809,085
Growth and Income	462,858,464	33,653,391	24,162,714	9,490,677
Mid Cap Value	521,790,565	63,049,143	8,895,628	54,153,515
Small Cap Value	428,411,010	64,767,700	6,926,376	57,841,324

D. Expenses — Expenses incurred by the Trust that do not specifically relate to an individual Fund of the Trust are allocated to the Funds on a straight-line or pro rata basis depending upon the nature of the expense.

Class A, Class B and Class C Shares bear all expenses and fees relating to their respective Distribution and Service Plans. Shareholders of Service Shares bear all expenses and fees paid to service organizations for their services with respect to such shares. Each class of shares of the Funds separately bears its respective class-specific Transfer Agency fees.

E. Foreign Currency Translations — The books and records of each Fund are maintained in U.S. dollars. Amounts denominated in foreign currencies are translated into U.S. dollars on the following basis: (i) investment valuations, foreign currency and other assets and liabilities initially expressed in foreign currencies are converted each business day into U.S. dollars based upon current exchange rates; and (ii) purchases and sales of foreign investments, income and expenses are converted into U.S. dollars based upon currency exchange rates prevailing on the respective dates of such transactions.

Net realized and unrealized gain (loss) on foreign currency transactions will represent: (i) foreign exchange gains and losses from the sale and holdings of foreign currencies; (ii) currency gains and losses between trade date and settlement date on investment securities transactions and forward exchange contracts; and (iii) gains and losses from the difference between amounts of dividends and interest recorded and the amounts actually received. The effect of changes in foreign currency exchange rates on securities and derivative instruments are not segregated in the Statement of Operations from the effects of changes in market prices of those securities and derivative instruments, but are included with the net realized and unrealized gain or loss on securities and derivative instruments. Net unrealized foreign exchange gains and losses arising from changes in the value of other assets and liabilities as a result of changes in foreign exchange rates are included as increases and decreases in unrealized appreciation/depreciation on foreign currency related transactions.

F. Repurchase Agreements — Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. During the term of a repurchase agreement, the value of the underlying securities, including accrued interest, is required to equal or exceed the value of the repurchase agreement, including accrued interest. The underlying securities for all repurchase agreements are held in safekeeping at the Funds' custodian or designated subcustodian.

G. Segregation Transactions — The Funds may enter into certain derivative transactions to seek to increase total return. Forward foreign currency exchange contracts, futures contracts, written options, when-issued securities and forward commitments represent examples of such transactions. As a result of entering into these transactions, the Funds are required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

3. AGREEMENTS

Pursuant to the Investment Management Agreements (the ''Agreements''), Goldman Sachs Asset Management (''GSAM''), a business unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), serves as the investment adviser to the Funds. Under the Agreement, the adviser, subject to the general supervision of the Trust's Board of Trustees, manages the Funds' portfolios. As compensation for the services rendered pursuant to the Agreements, the assumption of the expenses related thereto and administering the Funds' business affairs, including providing facilities, the adviser is entitled to a fee, computed daily and payable monthly, at an annual rate equal to 0.75%, 0.70%, 0.75% and 1.00% of the average daily net assets of the Large Cap Value, Growth and Income, Mid Cap Value and Small Cap Value Funds, respectively.

The investment adviser has voluntarily agreed to limit certain ''Other Expenses'' of the Funds (excluding Management fees, Distribution and Service fees, Transfer Agent fees, taxes, interest, brokerage commissions, litigation, Service Share fees, indemnification costs and other extraordinary expenses) to the extent such expenses exceed, on an annual basis, 0.06%, 0.05% 0.10% and 0.06% of the average daily net assets of the Large Cap Value, Growth and Income, Mid Cap Value and Small Cap Value Funds, respectively.

The Trust, on behalf of each Fund, has adopted Distribution and Service Plans. Under the Distribution and Service Plans, Goldman Sachs and/or authorized dealers are entitled to a monthly fee from each Fund for distribution and shareholder maintenance services equal, on an annual basis, to 0.25%, 1.00% and 1.00% of the Funds' average daily net assets attributable to Class A, Class B and Class C Shares, respectively.

Goldman Sachs serves as the distributor of shares of the Funds pursuant to a Distribution Agreement. Goldman Sachs may receive a portion of the Class A sales load and Class B and Class C contingent deferred sales charges and has advised the Funds that it retained approximately $806,000, $45,000, $677,000 and $734,000 during the six months ended February 28, 2002 for the Large Cap Value, Growth and Income, Mid Cap Value and Small Cap Value Funds, respectively.

Goldman Sachs also serves as the transfer agent of the Funds for a fee. The fees charged for such transfer agency services are calculated daily and payable monthly at an annual rate as follows: 0.19% of the average daily net assets for Class A, Class B and Class C Shares and 0.04% of the average daily net assets for Institutional and Service Shares.

The Trust, on behalf of each Fund, has adopted a Service Plan and Shareholder Administration Plan. These plans allow for Service Shares to compensate service organizations for providing varying levels of personal and account administration and shareholder administration services to their customers who are beneficial owners of such shares. The Service Plan and Shareholder Administration Plan provide for compensation to the service organizations in an amount up to 0.25% and 0.25%, respectively, (on a annualized basis), of the average daily net asset value of the Service Shares.

For the six months ended February 28, 2002, the Funds' adviser has voluntarily agreed to reimburse certain expenses. In addition, the Funds have entered into certain offset arrangements with the custodian resulting in a reduction in the Funds' expenses. These expense reductions were as follows (in thousands):

Fund	Reimbursement	Custody Credit	Total Expense Reduction
Large Cap Value	$132	$1	$133
Growth and Income	66	1	67
Mid Cap Value	—	3	3
Small Cap Value	71	4	75

Notes to Financial Statements (continued)

February 28, 2002 (Unaudited)

3. AGREEMENTS (continued)

At February 28, 2002, the amounts owed to affiliates were as follows (in thousands):

Fund	Management Fees	Distribution and Service Fees	Transfer Agent Fees	Total
Large Cap Value	$155	$ 50	$33	$238
Growth and Income	250	141	64	455
Mid Cap Value	318	97	48	463
Small Cap Value	352	119	59	530

4. PORTFOLIO SECURITIES TRANSACTIONS

The cost of purchases and proceeds of sales and maturities of securities (excluding short-term investments) for the six months ended February 28, 2002, were as follows:

Fund	Purchases	Sales and Maturities
Large Cap Value	$166,869,340	$ 77,595,666
Growth and Income	256,439,275	291,287,144
Mid Cap Value	333,270,285	184,223,962
Small Cap Value	208,820,611	123,581,443

For the six months ended February 28, 2002, Goldman Sachs earned approximately $20,000, $16,000, $14,000 and $4,000 of brokerage commissions from portfolio transactions, including futures transactions, executed on behalf of the Large Cap Value, Growth and Income, Mid Cap Value and Small Cap Value Funds, respectively.

Futures Contracts — The Funds may enter into futures transactions to hedge against changes in interest rates, securities prices, currency exchange rates or to seek to increase total return. Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Upon entering into a futures contract, each Fund is required to deposit with a broker or the Fund's custodian bank an amount of cash or securities equal to the minimum ''initial margin'' requirement of the associated futures exchange. Subsequent payments for futures contracts (''variation margin'') are paid or received by the Funds daily, depending on the daily fluctuations in the value of the contracts, and are recorded for financial reporting purposes as unrealized gains or losses. When contracts are closed, the Funds realize a gain or loss which is reported in the Statement of Operations.

The use of futures contracts involve, to varying degrees, elements of market risk which may exceed the amounts recognized in the Statement of Assets and Liabilities. Changes in the value of the futures contract may not directly correlate with changes in the value of the underlying securities. This risk may decrease the effectiveness of the Funds' hedging strategies and potentially result in a loss.

As of February 28, 2002, open futures contracts were as follows:

Fund	Type	Number of Contracts Long	Settlement Month	Market Value	Unrealized Gain
Small Cap Value	Russell 2000 Index Futures	59	March 2002	$13,848,775	$224,568

5. LINE OF CREDIT FACILITY

The Funds participate in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, each Fund must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the Federal Funds rate. The committed facility also requires a fee to be paid by the Funds based on the amount of the commitment which has not been utilized. During the six months ended February 28, 2002, the Funds did not have any borrowings under this facility.

6. JOINT REPURCHASE AGREEMENT ACCOUNT

The Funds, together with other registered investment companies having management agreements with GSAM or its affiliates, transfer uninvested cash into joint accounts, the daily aggregate balance of which is invested in one or more repurchase agreements.

At February 28, 2002, the Large Cap Value, Growth and Income, Mid Cap Value and Small Cap Value Funds had undivided interests in the repurchase agreements in the joint account which equaled $13,700,000, $11,300,000, $21,800,000 and $35,300,000, respectively, in principal amount. At February 28, 2002, the following repurchase agreements held in this joint account were fully collateralized by Federal Agency obligations:

Repurchase Agreements	Principal Amount	Interest Rate	Maturity Date	Amortized Cost	Maturity Value
Bank of America	$ 500,000,000	1.90%	03/01/2002	$ 500,000,000	$ 500,026,389
Barclays Capital	500,000,000	1.91	03/01/2002	500,000,000	500,026,528
Deutsche Bank Securities, Inc.	2,000,000,000	1.90	03/01/2002	2,000,000,000	2,000,105,556
Greenwich Capital	800,000,000	1.91	03/01/2002	800,000,000	800,042,444
J.P. Morgan Chase & Co.	2,500,000,000	1.90	03/01/2002	2,500,000,000	2,500,131,944
Morgan Stanley	1,500,000,000	1.90	03/01/2002	1,500,000,000	1,500,079,167
Salomon Smith Barney Holdings, Inc.	1,500,000,000	1.90	03/01/2002	1,500,000,000	1,500,079,167
SG Cowen Securities Corp.	300,000,000	1.91	03/01/2002	300,000,000	300,015,917
UBS Warburg LLC	1,500,400,000	1.90	03/01/2002	1,500,400,000	1,500,479,188
TOTAL JOINT REPURCHASE AGREEMENT ACCOUNT II				$11,100,400,000	$11,100,986,300

7. OTHER MATTERS

As of February 28, 2002, Goldman, Sachs & Co. Employees Profit Sharing Master Trust was the beneficial owner of approximately 47% of the outstanding shares of the Mid Cap Value Fund.

Notes to Financial Statements (continued)

February 28, 2002 (Unaudited)

8. SUMMARY OF SHARE TRANSACTIONS

Share activity for the six months ended February 28, 2002 is as follows:

	Large Cap Value Fund		Growth and Income Fund		Mid Cap Value Fund		Small Cap Value Fund	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
Class A Shares								
Shares sold	12,822,387	$127,779,911	726,705	$ 14,178,798	4,809,229	$113,486,296	5,116,560	$144,152,335
Reinvestments of dividends								
and distributions	58,297	587,635	—	—	203,079	4,790,630	27,154	772,240
Shares repurchased	(4,109,492)	(40,987,620)	(1,971,528)	(38,173,922)	(901,137)	(21,204,719)	(2,762,639)	(75,668,883)
	8,771,192	87,379,926	(1,244,823)	(23,995,124)	4,111,171	97,072,207	2,381,075	69,255,692
Class B Shares								
Shares sold	497,957	4,887,510	162,402	3,086,991	898,939	21,156,628	557,824	15,121,369
Reinvestments of dividends								
and distributions	—	—	—	—	47,627	1,112,097	—	—
Shares repurchased	(193,663)	(1,896,870)	(528,303)	(9,991,317)	(228,861)	(5,282,823)	(342,083)	(8,737,588)
	304,294	2,990,640	(365,901)	(6,904,326)	717,705	16,985,902	215,741	6,383,781
Class C Shares								
Shares sold	141,501	1,393,116	59,974	1,157,687	343,031	8,031,361	397,098	10,840,161
Reinvestments of dividends								
and distributions	—	—	—	—	19,387	451,332	—	—
Shares repurchased	(52,450)	(514,969)	(89,277)	(1,682,941)	(81,670)	(1,869,057)	(84,136)	(2,225,570)
	89,051	878,147	(29,303)	(525,254)	280,748	6,613,636	312,962	8,614,591
Institutional Shares								
Shares sold	3,920,360	39,135,121	199,186	3,896,213	1,733,631	41,535,750	1,055,160	30,074,714
Reinvestments of dividends								
and distributions	14,462	146,066	—	—	310,464	7,323,826	8,742	251,951
Shares repurchased	(1,995,267)	(20,197,204)	(567,066)	(11,373,281)	(361,937)	(8,462,136)	(277,121)	(8,065,449)
	1,939,555	19,083,983	(367,880)	(7,477,068)	1,682,158	40,397,440	786,781	22,261,216
Service Shares								
Shares sold	—	—	20,678	399,193	9,042	219,231	28,695	819,655
Reinvestments of dividends								
and distributions	1	3	—	—	9	215	242	6,820
Shares repurchased	—	—	(53,854)	(1,058,121)	(10,699)	(242,059)	(17,065)	(485,528)
	1	3	(33,176)	(658,928)	(1,648)	(22,613)	11,872	340,947
NET INCREASE (DECREASE)	11,104,093	$110,332,699	(2,041,083)	$(39,560,700)	6,790,134	$161,046,572	3,708,431	$106,856,227

8. SUMMARY OF SHARE TRANSACTIONS (continued)

Share activity for the year ended August 31, 2001 is as follows:

	Large Cap Value Fund		Growth and Income Fund		Mid Cap Value Fund		Small Cap Value Fund	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
Class A Shares								
Shares sold	11,979,091	$126,984,941	972,634	$ 21,035,379	2,667,835	$ 63,077,661	4,374,177	$115,029,757
Reinvestments of dividends								
and distributions	4,283	46,084	—	—	13,577	288,509	—	—
Shares repurchased	(626,655)	(6,648,246)	(6,161,905)	(134,478,447)	(683,381)	(15,075,313)	(2,595,679)	(66,907,554)
	11,356,719	120,382,779	(5,189,271)	(113,443,068)	1,998,031	48,290,857	1,778,498	48,122,203
Class B Shares								
Shares sold	870,463	9,112,316	261,691	5,526,206	952,410	21,619,573	752,465	19,183,625
Reinvestments of dividends								
and distributions	513	5,484	—	—	3,355	70,725	—	—
Shares repurchased	(149,648)	(1,545,745)	(1,494,704)	(32,363,565)	(304,526)	(6,861,939)	(266,715)	(6,464,393)
	721,328	7,572,055	(1,233,013)	(26,837,359)	651,239	14,828,359	485,750	12,719,232
Class C Shares								
Shares sold	320,918	3,357,795	88,928	1,896,301	484,924	11,045,909	375,913	9,572,094
Reinvestments of dividends								
and distributions	181	1,934	—	—	1,162	24,466	—	—
Shares repurchased	(43,548)	(456,874)	(195,186)	(4,217,548)	(105,593)	(2,364,832)	(89,219)	(2,178,528)
	277,551	2,902,855	(106,258)	(2,321,247)	380,493	8,705,543	286,694	7,393,566
Institutional Shares								
Shares sold	4,654,996	49,423,604	464,735	10,409,552	3,398,814	77,859,117	904,771	24,410,605
Reinvestments of dividends								
and distributions	8,843	95,160	—	—	68,393	1,449,931	—	—
Shares repurchased	(1,261,434)	(13,503,681)	(189,037)	(4,212,910)	(1,279,486)	(28,743,835)	(437,339)	(10,109,220)
	3,402,405	36,015,083	275,698	6,196,642	2,187,721	50,565,213	467,432	14,301,385
Service Shares								
Shares sold	—	—	48,366	1,066,535	92	2,112	33,006	870,551
Reinvestments of dividends								
and distributions	—	—	—	—	70	1,478	—	—
Shares repurchased	—	—	(84,066)	(1,816,258)	(6)	(146)	(1,191)	(31,304)
	—	—	(35,700)	(749,723)	156	3,444	31,815	839,247
NET INCREASE (DECREASE)	15,758,003	$166,872,772	(6,288,544)	$(137,154,755)	5,217,640	$122,393,416	3,050,189	$ 83,375,633

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

		Income (loss) from investment operations			Distributions to shareholders
	Net asset value, beginning of period	Net investment income (loss)[c]	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income
FOR THE SIX MONTHS ENDED FEBRUARY 28, (Unaudited)					
2002 - Class A Shares	$10.21	$ 0.04	$(0.06)	$(0.02)	$(0.04)
2002 - Class B Shares	10.10	—	(0.05)	(0.05)	—
2002 - Class C Shares	10.10	—	(0.05)	(0.05)	—
2002 - Institutional Shares	10.24	0.06	(0.05)	0.01	(0.06)
2002 - Service Shares	10.23	0.05	(0.05)	—	(0.02)
FOR THE YEAR ENDED AUGUST 31,					
2001 - Class A Shares	10.39	0.08	(0.20)	(0.12)	(0.06)
2001 - Class B Shares	10.33	(0.01)	(0.19)	(0.20)	(0.03)
2001 - Class C Shares	10.32	(0.01)	(0.19)	(0.20)	(0.02)
2001 - Institutional Shares	10.40	0.12	(0.20)	(0.08)	(0.08)
2001 - Service Shares	10.38	0.08	(0.20)	(0.12)	(0.03)
FOR THE PERIOD ENDED AUGUST 31,					
2000 - Class A Shares (commenced Dec. 15, 1999)	10.00	0.06	0.33	0.39	—
2000 - Class B Shares (commenced Dec. 15, 1999)	10.00	—	0.33	0.33	—
2000 - Class C Shares (commenced Dec. 15, 1999)	10.00	0.01	0.31	0.32	—
2000 - Institutional Shares (commenced Dec. 15, 1999)	10.00	0.09	0.31	0.40	—
2000 - Service Shares (commenced Dec. 15, 1999)	10.00	0.07	0.31	0.38	—

(a) Assumes investment at the NAV at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the NAV at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

 The accompanying notes are an integral part of these financial statements.

Net asset value, end of period	Total return[a]	Net assets, end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$10.15	(0.17)%	$211,397	1.25%[b]	0.87%[b]	1.37%[b]	0.75%[b]	36%
10.05	(0.50)	11,844	2.00[b]	0.10[b]	2.12[b]	(0.02)[b]	36
10.05	(0.50)	4,513	2.00[b]	0.09[b]	2.12[b]	(0.03)[b]	36
10.19	0.11	70,240	0.85[b]	1.24[b]	0.97[b]	1.12[b]	36
10.21	(0.02)	2	1.35[b]	0.93[b]	1.47[b]	0.81[b]	36
10.21	(1.21)	123,013	1.25	0.73	1.83	0.15	69
10.10	(1.98)	8,830	2.00	(0.06)	2.58	(0.64)	69
10.10	(1.96)	3,636	2.00	(0.05)	2.58	(0.63)	69
10.24	(0.81)	50,740	0.85	1.09	1.43	0.51	69
10.23	(1.17)	2	1.35	0.80	1.93	0.22	69
10.39	3.90	7,181	1.25[b]	0.84[b]	3.30[b]	(1.21)[b]	67
10.33	3.30	1,582	2.00[b]	0.06[b]	4.05[b]	(1.99)[b]	67
10.32	3.20	850	2.00[b]	0.15[b]	4.05[b]	(1.90)[b]	67
10.40	4.00	16,155	0.85[b]	1.31[b]	2.90[b]	(0.74)[b]	67
10.38	3.80	2	1.35[b]	0.95[b]	3.40[b]	(1.10)[b]	67

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders			
		Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED FEBRUARY 28, (Unaudited)								
2002 - Class A Shares	$19.66	$ 0.06[(c)]	$ 0.16	$ 0.22	$ —	$ —	$ —	$ —
2002 - Class B Shares	19.23	(0.01)[(c)]	0.15	0.14	—	—	—	—
2002 - Class C Shares	19.19	(0.01)[(c)]	0.15	0.14	—	—	—	—
2002 - Institutional Shares	19.84	0.10[(c)]	0.16	0.26	—	—	—	—
2002 - Service Shares	19.63	0.05[(c)]	0.16	0.21	—	—	—	—
FOR THE YEARS ENDED AUGUST 31,								
2001 - Class A Shares	24.78	0.01[(c)]	(5.13)	(5.12)	—	—	—	—
2001 - Class B Shares	24.42	(0.15)[(c)]	(5.04)	(5.19)	—	—	—	—
2001 - Class C Shares	24.37	(0.15)[(c)]	(5.03)	(5.18)	—	—	—	—
2001 - Institutional Shares	24.91	0.11[(c)]	(5.18)	(5.07)	—	—	—	—
2001 - Service Shares	24.77	(0.01)[(c)]	(5.13)	(5.14)	—	—	—	—
2000 - Class A Shares	24.68	0.07[(c)]	1.44	1.51	(0.05)	(0.03)	(1.33)	(1.41)
2000 - Class B Shares	24.46	(0.10)[(c)]	1.42	1.32	(0.02)	(0.01)	(1.33)	(1.36)
2000 - Class C Shares	24.41	(0.09)[(c)]	1.40	1.31	(0.01)	(0.01)	(1.33)	(1.35)
2000 - Institutional Shares	24.72	0.16[(c)]	1.49	1.65	(0.09)	(0.04)	(1.33)	(1.46)
2000 - Service Shares	24.68	0.05[(c)]	1.44	1.49	(0.05)	(0.02)	(1.33)	(1.40)
FOR THE SEVEN MONTHS ENDED AUGUST 31,								
1999 - Class A Shares	24.33	0.19	0.31	0.50	(0.15)	—	—	(0.15)
1999 - Class B Shares	24.13	0.08	0.31	0.39	(0.06)	—	—	(0.06)
1999 - Class C Shares	24.08	0.08	0.30	0.38	(0.05)	—	—	(0.05)
1999 - Institutional Shares	24.35	0.34	0.23	0.57	(0.20)	—	—	(0.20)
1999 - Service Shares	24.33	0.17	0.32	0.49	(0.14)	—	—	(0.14)
FOR THE YEARS ENDED JANUARY 31,								
1999 - Class A Shares	25.93	0.20	(1.60)	(1.40)	(0.19)	(0.01)	—	(0.20)
1999 - Class B Shares	25.73	0.02	(1.58)	(1.56)	(0.04)	—	—	(0.04)
1999 - Class C Shares	25.70	0.02	(1.59)	(1.57)	(0.05)	—	—	(0.05)
1999 - Institutional Shares	25.95	0.29	(1.58)	(1.29)	(0.30)	(0.01)	—	(0.31)
1999 - Service Shares	25.92	0.17	(1.58)	(1.41)	(0.17)	(0.01)	—	(0.18)
1998 - Class A Shares	23.18	0.11	5.27	5.38	(0.11)	—	(2.52)	(2.63)
1998 - Class B Shares	23.10	0.04	5.14	5.18	—	(0.03)	(2.52)	(2.55)
1998 - Class C Shares (commenced August 15, 1997)	28.20	(0.01)	0.06	0.05	—	(0.03)	(2.52)	(2.55)
1998 - Institutional Shares	23.19	0.27	5.23	5.50	(0.22)	—	(2.52)	(2.74)
1998 - Service Shares	23.17	0.14	5.23	5.37	(0.06)	(0.04)	(2.52)	(2.62)
1997 - Class A Shares	19.98	0.35	5.18	5.53	(0.35)	(0.01)	(1.97)	(2.33)
1997 - Class B Shares (commenced May 1, 1996)	20.82	0.17	4.31	4.48	(0.17)	(0.06)	(1.97)	(2.20)
1997 - Institutional Shares (commenced June 3, 1996)	21.25	0.29	3.96	4.25	(0.30)	(0.04)	(1.97)	(2.31)
1997 - Service Shares (commenced March 6, 1996)	20.71	0.28	4.50	4.78	(0.28)	(0.07)	(1.97)	(2.32)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

The accompanying notes are an integral part of these financial statements.

Net asset value, end of period	Total return[a]	Net assets, end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$19.88	1.12%	$ 334,443	1.19%(b)	0.62%(b)	1.22%(b)	0.59%(b)	55%
19.37	0.73	92,394	1.94(b)	(0.14)(b)	1.97(b)	(0.17)(b)	55
19.33	0.73	9,870	1.94(b)	(0.13)(b)	1.97(b)	(0.16)(b)	55
20.10	1.31	21,180	0.79(b)	1.04(b)	0.82(b)	1.01(b)	55
19.84	1.07	4,982	1.29(b)	0.50(b)	1.32(b)	0.47(b)	55
19.66	(20.66)	355,205	1.19	0.07	1.21	0.05	40
19.23	(21.25)	98,747	1.94	(0.68)	1.96	(0.70)	40
19.19	(21.22)	10,360	1.94	(0.68)	1.96	(0.70)	40
19.84	(20.32)	28,201	0.79	0.49	0.81	0.47	40
19.63	(20.75)	5,581	1.29	(0.03)	1.31	(0.05)	40
24.78	6.48	576,354	1.18	0.31	1.18	0.31	87
24.42	5.70	155,527	1.93	(0.41)	1.93	(0.41)	87
24.37	5.67	15,746	1.93	(0.40)	1.93	(0.40)	87
24.91	7.05	28,543	0.78	0.69	0.78	0.69	87
24.77	6.40	7,926	1.28	0.20	1.28	0.20	87
24.68	2.05	855,174	1.19(b)	1.26(b)	1.20(b)	1.25(b)	55
24.46	1.60	271,912	1.94(b)	0.51(b)	1.95(b)	0.50(b)	55
24.41	1.58	31,328	1.94(b)	0.51(b)	1.95(b)	0.50(b)	55
24.72	2.32	32,181	0.79(b)	1.72(b)	0.80(b)	1.71(b)	55
24.68	2.01	10,008	1.29(b)	1.16(b)	1.30(b)	1.15(b)	55
24.33	(5.40)	1,122,157	1.22	0.78	1.32	0.68	126
24.13	(6.07)	349,662	1.92	0.09	1.92	0.09	126
24.08	(6.12)	48,146	1.92	0.10	1.92	0.10	126
24.35	(5.00)	173,696	0.80	1.25	0.80	1.25	126
24.33	(5.44)	11,943	1.30	0.72	1.30	0.72	126
25.93	23.71	1,216,582	1.25	0.43	1.42	0.26	62
25.73	22.87	307,815	1.94	(0.35)	1.94	(0.35)	62
25.70	0.51	31,686	1.99(b)	(0.48)(b)	1.99(b)	(0.48)(b)	62
25.95	24.24	36,225	0.83	0.76	0.83	0.76	62
25.92	23.63	8,893	1.32	0.32	1.32	0.32	62
23.18	28.42	615,103	1.22	1.60	1.43	1.39	53
23.10	22.23	17,346	1.93(b)	0.15(b)	1.93(b)	0.15(b)	53
23.19	20.77	193	0.82(b)	1.36(b)	0.82(b)	1.36(b)	53
23.17	23.87	3,174	1.32(b)	0.94(b)	1.32(b)	0.94(b)	53

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders			
		Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED FEBRUARY 28, (Unaudited)								
2002 - Class A Shares	$24.34	$ 0.09[(c)]	$ 1.16	$ 1.25	$(0.18)	$ —	$(0.62)	$(0.80)
2002 - Class B Shares	24.01	—[(c)]	1.14	1.14	(0.03)	—	(0.62)	(0.65)
2002 - Class C Shares	23.98	—[(c)]	1.14	1.14	(0.07)	—	(0.62)	(0.69)
2002 - Institutional Shares	24.35	0.14[(c)]	1.15	1.29	(0.21)	—	(0.62)	(0.83)
2002 - Service Shares	24.14	0.07[(c)]	1.17	1.24	—	—	(0.62)	(0.62)
FOR THE YEARS ENDED AUGUST 31,								
2001 - Class A Shares	19.88	0.24[(c)]	4.37	4.61	(0.15)	—	—	(0.15)
2001 - Class B Shares	19.69	0.06[(c)]	4.33	4.39	(0.07)	—	—	(0.07)
2001 - Class C Shares	19.67	0.06[(c)]	4.33	4.39	(0.08)	—	—	(0.08)
2001 - Institutional Shares	19.86	0.33[(c)]	4.36	4.69	(0.20)	—	—	(0.20)
2001 - Service Shares	19.73	0.21[(c)]	4.34	4.55	(0.14)	—	—	(0.14)
2000 - Class A Shares	18.42	0.20[(c)]	1.38	1.58	(0.12)	—	—	(0.12)
2000 - Class B Shares	18.23	0.06[(c)]	1.40	1.46	—	—	—	—
2000 - Class C Shares	18.24	0.06[(c)]	1.37	1.43	—	—	—	—
2000 - Institutional Shares	18.45	0.27[(c)]	1.36	1.63	(0.22)	—	—	(0.22)
2000 - Service Shares	18.31	0.18[(c)]	1.35	1.53	(0.11)	—	—	(0.11)
FOR THE SEVEN-MONTH PERIOD ENDED AUGUST 31,								
1999 - Class A Shares	18.38	0.06	1.71	1.77	—	—	(1.73)	(1.73)
1999 - Class B Shares	18.29	(0.04)	1.71	1.67	—	—	(1.73)	(1.73)
1999 - Class C Shares	18.30	(0.04)	1.71	1.67	—	—	(1.73)	(1.73)
1999 - Institutional Shares	18.37	0.09	1.72	1.81	—	—	(1.73)	(1.73)
1999 - Service Shares	18.29	0.05	1.70	1.75	—	—	(1.73)	(1.73)
FOR THE YEARS ENDED JANUARY 31,								
1999 - Class A Shares	21.61	0.10	(2.38)	(2.28)	(0.07)	—	(0.88)	(0.95)
1999 - Class B Shares	21.57	(0.05)	(2.35)	(2.40)	—	—	(0.88)	(0.88)
1999 - Class C Shares	21.59	(0.05)	(2.34)	(2.39)	(0.02)	—	(0.88)	(0.90)
1999 - Institutional Shares	21.65	0.19	(2.38)	(2.19)	(0.21)	—	(0.88)	(1.09)
1999 - Service Shares	21.62	0.03	(2.31)	(2.28)	(0.17)	—	(0.88)	(1.05)
1998 - Class A Shares (commenced August 15, 1997)	23.63	0.09	0.76	0.85	(0.06)	(0.04)	(2.77)	(2.87)
1998 - Class B Shares (commenced August 15, 1997)	23.63	0.06	0.74	0.80	(0.09)	—	(2.77)	(2.86)
1998 - Class C Shares (commenced August 15, 1997)	23.63	0.06	0.76	0.82	(0.09)	—	(2.77)	(2.86)
1998 - Institutional Shares	18.73	0.16	5.66	5.82	(0.13)	—	(2.77)	(2.90)
1998 - Service Shares (commenced August 15, 1997)	23.01	0.09	1.40	1.49	(0.11)	—	(2.77)	(2.88)
1997 - Institutional Shares	15.91	0.24	3.77	4.01	(0.24)	(0.93)	(0.02)	(1.19)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

Net asset value, end of period	Total return[a]	Net assets, end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$24.79	5.30%	$200,262	1.27%[b]	0.80%[b]	1.27%[b]	0.80%[b]	41%
24.50	4.89	61,270	2.02[b]	0.03[b]	2.02[b]	0.03[b]	41
24.43	4.88	23,260	2.02[b]	0.03[b]	2.02[b]	0.03[b]	41
24.81	5.47	293,683	0.87[b]	1.17[b]	0.87[b]	1.17[b]	41
24.76	5.27	222	1.37[b]	0.62[b]	1.37[b]	0.62[b]	41
24.34	23.29	96,568	1.29	1.05	1.32	1.02	101
24.01	22.33	42,813	2.04	0.28	2.07	0.25	101
23.98	22.37	16,094	2.04	0.28	2.07	0.25	101
24.35	23.75	247,212	0.89	1.43	0.92	1.40	101
24.14	23.17	256	1.39	0.94	1.42	0.91	101
19.88	8.70	39,142	1.29	1.11	1.34	1.06	83
19.69	8.01	22,284	2.04	0.35	2.09	0.30	83
19.67	7.84	5,720	2.04	0.32	2.09	0.27	83
19.86	9.08	158,188	0.89	1.51	0.94	1.46	83
19.73	8.48	206	1.39	1.03	1.44	0.98	83
18.42	9.04	49,081	1.29[b]	0.43[b]	1.37[b]	0.35[b]	69
18.23	8.53	31,824	2.04[b]	(0.33)[b]	2.12[b]	(0.41)[b]	69
18.24	8.52	9,807	2.04[b]	(0.34)[b]	2.12[b]	(0.42)[b]	69
18.45	9.26	190,549	0.89[b]	0.79[b]	0.97[b]	0.71[b]	69
18.31	8.97	190	1.39[b]	0.38[b]	1.47[b]	0.30[b]	69
18.38	(10.48)	70,578	1.33	0.38	1.41	0.30	92
18.29	(11.07)	37,821	1.93	(0.22)	2.01	(0.30)	92
18.30	(11.03)	10,800	1.93	(0.22)	2.01	(0.30)	92
18.37	(10.07)	196,512	0.87	0.83	0.95	0.75	92
18.29	(10.48)	289	1.37	0.32	1.45	0.24	92
21.61	3.42	90,588	1.35[b]	0.33[b]	1.47[b]	0.21[b]	63
21.57	3.17	28,743	1.85[b]	(0.20)[b]	1.97[b]	(0.32)[b]	63
21.59	3.27	6,445	1.85[b]	(0.23)[b]	1.97[b]	(0.35)[b]	63
21.65	30.86	236,440	0.85	0.78	0.97	0.66	63
21.62	6.30	8	1.35[b]	0.63[b]	1.43[b]	0.51[b]	63
18.73	25.63	145,253	0.85	1.35	0.91	1.29	74

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders		
		Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED FEBRUARY 28, (Unaudited)							
2002 - Class A Shares	$28.55	$ 0.08 (c)	$ 1.52	$ 1.60	$(0.09)	$ —	$(0.09)
2002 - Class B Shares	27.35	(0.03)(c)	1.45	1.42	—	—	—
2002 - Class C Shares	27.38	(0.03)(c)	1.38	1.35	—	—	—
2002 - Institutional Shares	28.98	0.13 (c)	1.56	1.69	(0.18)	—	(0.18)
2002 - Service Shares	28.43	0.06 (c)	1.51	1.57	(0.18)	—	(0.18)
FOR THE YEARS ENDED AUGUST 31,							
2001 - Class A Shares	23.21	0.15 (c)	5.19	5.34	—	—	—
2001 - Class B Shares	22.40	(0.04)(c)	4.99	4.95	—	—	—
2001 - Class C Shares	22.42	(0.04)(c)	5.00	4.96	—	—	—
2001 - Institutional Shares	23.47	0.25 (c)	5.26	5.51	—	—	—
2001 - Service Shares	23.13	0.13 (c)	5.17	5.30	—	—	—
2000 - Class A Shares	19.80	0.01 (c)	3.40	3.41	—	—	—
2000 - Class B Shares	19.27	(0.13)(c)	3.26	3.13	—	—	—
2000 - Class C Shares	19.28	(0.12)(c)	3.26	3.14	—	—	—
2000 - Institutional Shares	19.95	0.10 (c)	3.42	3.52	—	—	—
2000 - Service Shares	19.76	0.01 (c)	3.36	3.37	—	—	—
FOR THE SEVEN-MONTH PERIOD ENDED AUGUST 31,							
1999 - Class A Shares	18.51	(0.05)	1.34	1.29	—	—	—
1999 - Class B Shares	18.10	(0.12)	1.29	1.17	—	—	—
1999 - Class C Shares	18.12	(0.11)	1.27	1.16	—	—	—
1999 - Institutional Shares	18.62	—	1.33	1.33	—	—	—
1999 - Service Shares	18.50	(0.13)	1.39	1.26	—	—	—
FOR THE YEARS ENDED JANUARY 31,							
1999 - Class A Shares	24.05	(0.06)	(4.48)	(4.54)	—	(1.00)	(1.00)
1999 - Class B Shares	23.73	(0.21)	(4.42)	(4.63)	—	(1.00)	(1.00)
1999 - Class C Shares	23.73	(0.18)	(4.43)	(4.61)	—	(1.00)	(1.00)
1999 - Institutional Shares	24.09	0.03	(4.50)	(4.47)	—	(1.00)	(1.00)
1999 - Service Shares	24.05	(0.04)	(4.51)	(4.55)	—	(1.00)	(1.00)
1998 - Class A Shares	20.91	0.14	5.33	5.47	—	(2.33)	(2.33)
1998 - Class B Shares	20.80	(0.01)	5.27	5.26	—	(2.33)	(2.33)
1998 - Class C Shares (commenced August 15, 1997)	24.69	(0.06)	1.43	1.37	—	(2.33)	(2.33)
1998 - Institutional Shares (commenced August 15, 1997)	24.91	0.03	1.48	1.51	—	(2.33)	(2.33)
1998 - Service Shares (commenced August 15, 1997)	24.91	(0.01)	1.48	1.47	—	(2.33)	(2.33)
1997 - Class A Shares	17.29	(0.21)	4.92	4.71	—	(1.09)	(1.09)
1997 - Class B Shares (commenced May 1, 1996)	20.79	(0.11)	1.21	1.10	—	(1.09)	(1.09)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

Net asset value, end of period	Total return[a]	Net assets, end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$30.06	5.64%	$329,357	1.50%[b]	0.55%[b]	1.54%[b]	0.51%[b]	34%
28.77	5.19	57,677	2.25[b]	(0.20)[b]	2.29[b]	(0.24)[b]	34
28.73	4.93	28,028	2.25[b]	(0.19)[b]	2.29[b]	(0.23)[b]	34
30.49	5.87	72,605	1.10[b]	0.95[b]	1.14[b]	0.91[b]	34
29.82	5.57	1,410	1.60[b]	0.45[b]	1.64[b]	0.41[b]	34
28.55	23.01	244,860	1.50	0.59	1.60	0.49	93
27.35	22.10	48,939	2.25	(0.16)	2.35	(0.26)	93
27.38	22.07	18,140	2.25	(0.16)	2.35	(0.26)	93
28.98	23.48	46,211	1.10	0.97	1.20	0.87	93
28.43	22.91	1,006	1.60	0.47	1.70	0.37	93
23.21	17.22	157,791	1.50	0.07	1.57	—	75
22.40	16.24	29,199	2.25	(0.68)	2.32	(0.75)	75
22.42	16.34	8,428	2.25	(0.65)	2.32	(0.72)	75
23.47	17.64	26,445	1.10	0.49	1.17	0.42	75
23.13	17.05	83	1.60	0.03	1.67	(0.04)	75
19.80	6.97	210,500	1.50[b]	(0.35)[b]	1.61[b]	(0.46)[b]	47
19.27	6.46	37,386	2.25[b]	(1.10)[b]	2.36[b]	(1.21)[b]	47
19.28	6.40	8,079	2.25[b]	(1.10)[b]	2.36[b]	(1.21)[b]	47
19.95	7.14	27,023	1.10[b]	0.05[b]	1.21[b]	(0.06)[b]	47
19.76	6.81	57	1.60[b]	(0.41)[b]	1.71[b]	(0.52)[b]	47
18.51	(17.37)	261,661	1.50	(0.24)	1.74	(0.48)	98
18.10	(18.00)	42,879	2.25	(0.99)	2.29	(1.03)	98
18.12	(17.91)	8,212	2.25	(0.99)	2.29	(1.03)	98
18.62	(17.04)	15,351	1.13	0.13	1.17	0.09	98
18.50	(17.41)	261	1.62	(0.47)	1.66	(0.51)	98
24.05	26.17	370,246	1.54	(0.28)	1.76	(0.50)	85
23.73	25.29	42,677	2.29	(0.92)	2.29	(0.92)	85
23.73	5.51	5,604	2.09[b]	(0.79)[b]	2.09[b]	(0.79)[b]	85
24.09	6.08	14,626	1.16[b]	0.27[b]	1.16[b]	0.27[b]	85
24.05	5.91	2	1.45[b]	(0.07)[b]	1.45[b]	(0.07)[b]	85
20.91	27.28	212,061	1.60	(0.72)	1.85	(0.97)	99
20.80	5.39	3,674	2.35[b]	(1.63)[b]	2.35[b]	(1.63)[b]	99

Goldman Sachs Funds

Goldman Sachs is a premier financial services firm, known since 1869 for creating thoughtful and customized investment solutions in complex global markets.

Today, **the Investment Management Division** of Goldman Sachs serves a diverse set of clients worldwide, including private institutions, public entities and individuals. With portfolio management teams located around the world — and more than $329 billion in assets under management — our investment professionals bring firsthand knowledge of local markets to every investment decision, making us one of the few truly global asset managers.

THE GOLDMAN SACHS ADVANTAGE

Our goal is to deliver:

Strong, Consistent Investment Results

- Global Resources and Global Research
- Team Approach
- Disciplined Processes

Innovative, Value-Added Investment Products

- Thoughtful Solutions
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Outstanding Client Service

- Dedicated Service Teams
- Excellence and Integrity

GOLDMAN SACHS FUNDS

In building a globally diversified portfolio, you can select from more than 40 Goldman Sachs Funds and gain access to investment opportunities across borders, investment styles, asset classes and security capitalizations.


GLOBAL SECTOR
INTERNATIONAL EQUITY
DOMESTIC EQUITY
FIXED INCOME
MONEY MARKET
Higher Risk/Return
Lower Risk/Return
ASSET ALLOCATION PORTFOLIOS
SPECIALTY

Global Sector Funds
- Consumer Growth Fund
- Financial Services Fund
- Health Sciences Fund
- Infrastructure and Resources Fund
- Technology Fund

International Equity Funds
- Asia Growth Fund
- Emerging Markets Equity Fund
- International Growth Opportunities Fund
- Japanese Equity Fund
- European Equity Fund
- International Equity Fund
- CORE℠ International Equity Fund

Domestic Equity Funds
- Small Cap Value Fund
- CORE℠ Small Cap Equity Fund
- Mid Cap Value Fund
- Growth Opportunities Fund
- Research Select Fund℠
- Strategic Growth Fund
- Capital Growth Fund
- Large Cap Value Fund
- Growth and Income Fund
- CORE℠ Large Cap Growth Fund
- CORE℠ Large Cap Value Fund
- CORE℠ U.S. Equity Fund
- CORE℠ Tax-Managed Fund

Specialty Funds
- Internet Tollkeeper Fund℠
- Real Estate Securities Fund

Asset Allocation Funds
- Balanced Fund
- Asset Allocation Portfolios

Fixed Income Funds
- High Yield Fund
- High Yield Municipal Fund
- Global Income Fund
- Core Fixed Income Fund
- Municipal Income Fund
- Government Income Fund
- Short Duration Tax-Free Fund
- Short Duration Government Fund
- Adjustable Rate Government Fund
- Enhanced Income Fund

Money Market Funds[1]

[1] *An investment in a money market fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.*

The Goldman Sachs Research Select Fund℠, Internet Tollkeeper Fund℠ and the CORE℠ Funds are service marks of Goldman, Sachs & Co.

GOLDMAN SACHS ASSET MANAGEMENT 32 OLD SLIP, 17TH FLOOR, NEW YORK, NEW YORK 10005

GOLDMAN, SACHS & CO.
Distributor and Transfer Agent

GOLDMAN SACHS ASSET MANAGEMENT
Investment Adviser

Visit our internet address: www.gs.com/funds

This material is not authorized for distribution to prospective investors unless preceded or accompanied by a current Prospectus for the Funds. Investors should read the Prospectus carefully before investing or sending money.

The Funds' foreign investments may be more volatile than an investment in U.S. securities and are subject to the risks of currency fluctuations and political developments.

The Large Cap Value, Mid Cap Value and Small Cap Value Funds may participate in the Initial Public Offering (IPO) market, and a portion of the Funds' returns consequently may be attributable to their investment in IPOs, which may have a magnified impact due to the Funds' small asset bases. As the Funds' assets grow, it is probable that the effect of the Funds' investment in IPOs on their total returns may not be as significant.

Stocks of smaller companies are often more volatile and present greater risks than stocks of larger companies. At times, the Fund may be unable to sell certain of its portfolio securities without a substantial drop in price, if at all. The Goldman Sachs Small Cap Value Fund was formerly known as the Goldman Sachs Small Cap Equity Fund.

Goldman, Sachs & Co. is the distributor of the Fund.

 Date of first use: April 29, 2002 / 02-629 VALUESAR / 75.8K / 04-02